Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

by and among

MARUBENI-ITOCHU TUBULARS AMERICA INC.,

SOONER INC.,

and

OIL STATES INTERNATIONAL, INC.

As of September 5, 2013

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit 1.1(a)	[Purposefully Omitted]
Exhibit 1.1(b)	Environmental Agreement
Exhibit 1.1(c)	Inventory Costing Methodology
Exhibit 1.1(d)	Transition Services Agreement

LIST OF SCHEDULES

Schedule 4.1	Jurisdiction of Incorporation or Organization; Qualifications to Do Business
Schedule 4.3	Capital Stock
Schedule 4.4	Subsidiaries
Schedule 4.6(a)	Owned Real Property
Schedule 4.6(c)	Leased Real Property
Schedule 4.6(e)	Compliance with Law Related to Company Real Property
Schedule 4.7(a)	Title Exceptions
Schedule 4.7(b)	List of Assets
Schedule 4.7(c)	Business Assets Owned by Shareholder
Schedule 4.8(a)	Inventory
Schedule 4.8(c)	Product Defects
Schedule 4.9	Financial Statements
Schedule 4.10	Undisclosed Liabilities
Schedule 4.11	Certain Changes
Schedule 4.12	Legal Proceedings
Schedule 4.13	Exceptions to Compliance with Law
Schedule 4.14	Company Contracts
Schedule 4.14(a)	Tax Exceptions
Schedule 4.14(b)	Tax Returns Exceptions
Schedule 4.15(b)	Group Tax Exceptions
Schedule 4.16	Officers and Employees; Employment Agreements
Schedule 4.17	Company Benefit Plans
Schedule 4.18	Labor Relations
Schedule 4.19	Insurance Policies
Schedule 4.20	Environmental, Health and Safety Matters
Schedule 4.21(a)	Intellectual Property
Schedule 4.21(d)	Works of Original Authorship
Schedule 4.22	Company Software
Schedule 4.23	Transactions with Affiliates
Schedule 4.24	Customer and Supplier Relations
Schedule 4.25(a)	Affiliate Loans
Schedule 4.25(b)	Accounts Receivable
Schedule 4.26	Licenses
Schedule 4.28	Product and Service Warranties
Schedule 4.29	Brokers
Schedule 4.30	Bank Accounts
Schedule 4.31	Shareholder Guarantees

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 5, 2013, is made and entered into by and among Marubeni-Itochu Tubulars America Inc., a Delaware corporation (the “Purchaser”), Sooner Inc., a Delaware corporation (the “Company”), and Oil States International, Inc., a Delaware corporation and the sole shareholder of the Company (the “Shareholder”). The Purchaser, the Company, and the Shareholder are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Shareholder owns all of the issued and outstanding capital stock of the Company (the “Shares”);

WHEREAS, the Company and its Subsidiaries are in the business of distributing a broad range of oil country tubular goods and providing associated threading, finishing, logistical and inventory management services to the oil and gas industry (the “Business”);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Shareholder shall sell to the Purchaser, and the Purchaser shall purchase from the Shareholder, all of the Shares on the terms and subject to the conditions set forth herein (the “Acquisition”);

WHEREAS, the boards of directors of the Purchaser, the Shareholder and the Company have approved the terms of the Acquisition as set out in this Agreement;

WHEREAS, the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act have expired or terminated;

WHEREAS, the Purchaser has been reasonably satisfied that each of United States Steel Corp., TGS USA Corp., Boomerang Tube, IPSCO Tubulars, Ultra Premium Oilfield Services and Hunting Energy Services and each of the Company’s and Subsidiaries’ other material suppliers will continue its supplier relationship with the Company following the Closing Date on similar terms as are offered by such supplier to the Company during the relevant period contemplated by the Purchaser;

WHEREAS, the Purchaser has been reasonably satisfied that each of the Company’s and the Subsidiaries’ material customers will continue its customer relationship with the Company following the Closing Date on similar terms as are accepted by such customer from the Company during the relevant period contemplated by the Purchaser;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Acquisition.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees:

Article I

CONSTRUCTION; DEFINITIONS

Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

“Acquisition Date” means February 14, 2001, being the date on which the Shareholder acquired its interest in the Company.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Anti-Bribery Laws” means any Laws relating to bribery and corruption, including commercial bribery (including the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, OECD Anti-Bribery Convention, the Anti-Kickback Act of 1986, Laws restricting the payment of bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee arrangements, Laws restricting the use of appropriated funds to procure governmental contracts, or any other applicable Laws of similar effect of any jurisdiction).

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2013, included in the Financial Statements.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Houston, Texas.

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9607 et seq. and the rules and regulations promulgated thereunder.

“Change of Control Payments” means the aggregate amount payable (including, “success fees” or bonuses, or severance payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes) by the Company or any Subsidiary (a) to any third party as a result of the transactions contemplated by this Agreement or (b) to or for the benefit of current or former officers, directors or employees of the Company or any Subsidiary, including amounts payable (whether prior to, on or following the Closing Date) pursuant to any applicable agreement (whether written or oral) or other governing document or policy as a result of the transactions contemplated by this Agreement, in the case of both clauses (a) and (b) above, to the extent not paid prior to the Closing Date.

“Chickasaw Receivables” means the Company and its Subsidiaries’ accounts receivable attributable to Chickasaw Distributors, Inc., a Texas corporation.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Closing” means the consummation of the transactions contemplated by this Agreement as set forth in of this Agreement.

“Closing Date” means September 5, 2013, the date on which the Closing occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan for the benefit of employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of the Company or a Subsidiary sponsored or maintained or required to be sponsored or maintained by the Shareholder, its Affiliates, the Company or any Subsidiary or to which the Shareholder, its Affiliates, the Company or any Subsidiary makes, or has any obligation to make, directly or indirectly, any contributions or with respect to which the Shareholder, its Affiliates, the Company or any Subsidiary has, or might have, any liabilities.

“Company Intellectual Property” means any Intellectual Property that is owned by or licensed to the Company or any Subsidiary, including the Company Software and Company Registered Intellectual Property.

“Company Licensed Software” means all Software (other than Company Proprietary Software) used by the Company or any Subsidiary.

“Company Proprietary Software” means all Software owned by the Company or any Subsidiary.

“Company Real Property” means the Leased Real Property and the Owned Real Property.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, or licensed to the Company or any Subsidiary.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Competing Product” means (a) any casing and production tubing (collectively known as oil country tubular goods) or (b) other products distributed or sold by the Company during the two-year period ending on the Closing Date, in each case with the exceptions of drill pipe and other down-hole products other than oil country tubular goods.

“Competing Services” means those services offered by the Company during the two-year period ending on the Closing Date.

“Confidential Information” means any data or information of the Company or any Subsidiary (including trade secrets) that is valuable to the operation of the Company’s or any Subsidiaries’ business and not generally known to the public or competitors.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Customer” means each of the Company’s top 10 customers by revenue received in the 2012 calendar year and each of the Company’s top 10 customers by revenue received during the 7-month period ended on July 31, 2013.

“Employee Benefit Plan” means, with respect to any Person, (a) each plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes, or has an obligation to make, contributions, or with respect to which such Person has, or might have, any liabilities, providing for employee benefits or for the deferred or noncash remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each Employment Agreement, severance, retention or change in control plan or agreement, each plan or agreement providing health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, salary continuation, sick pay, unemployment benefits, or legal benefit, (d) each deferred compensation, bonus, incentive compensation, supplemental retirement plan, stock purchase, stock option and other equity compensation plan, and (e) each other employee benefit plan, fund, program, agreement, arrangement or scheme.

“Employees” shall mean all employees of the Company and any Subsidiary, together with individuals hired after the date of this Agreement and prior to the Closing.

“Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, salary continuation agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, employee, consultant or independent contractor.

“Environment” means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Environmental Agreement” means the environmental cost reimbursement and release agreement attached to this Agreement as Exhibit 1.1(b).

“Environmental Laws” means all federal, state, or local or foreign Laws relating to protection of the Environment, health and safety, including pollution control, product registration and Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company or any Subsidiary would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Exhibit” means any exhibit attached to this Agreement.

“Final Working Capital Schedule” means the “Final Working Capital Schedule” as finally determined pursuant to hereof.

“Financial Statements” means (a) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2012, December 31, 2011, and December 31, 2010 and the unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the 12-month periods then ended and (b) the Balance Sheet and the unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the seven-month period ended July 31, 2013.

“GAAP” means generally accepted accounting principles in the United States of America as applied consistently with the past practices of the Shareholder and its Subsidiaries in the preparation of the year-end audited Financial Statements of the Shareholder.

“Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof, or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, asbestos or asbestos-containing materials, lead-based paint, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means all indebtedness of the Company and its Subsidiaries with respect to borrowed money (including intercompany balances), loans, deferred consideration, debts, any liabilities under acceptances, income tax payable, deferred income taxes, accounts payable to Affiliates, monies due under capitalized leases or financial leases (but excluding operating leases), or for the deferred purchase price of property or services for which the Company is liable, contingently or otherwise as obligor, guarantor, or otherwise, or in respect of which the Company or any of its Subsidiaries otherwise assures against loss, including but not limited to bank debt, bank fees, shareholder debt and vendor debt, including, in each case above, any interest accrued thereon and prepayment or similar penalties and expenses which would be payable if such liability were paid in full as of the Closing Date.

“Indemnified Party” means a Purchaser Indemnified Party or a Shareholder Indemnified Party, as applicable.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all United States of America and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor throughout the world; (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge” with respect to the Company means all facts that are known by any of the following individuals (or would have been known by such individuals after reasonable inquiry) on the date hereof: Cindy Taylor, Chris Cragg, Rob Hampton, Bradley Dodson, Jeff Steen, John Shoaff, Tim Diadiun, Dorinda Barker, and Faisal Naseem.

“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Leased Real Property” means the parcels of real property of which the Company or any Subsidiary is the lessee (together with all fixtures and improvements thereon).

“Legal Dispute” means any action, suit, arbitration or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), qualifications, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence that is or is reasonably likely to be materially adverse to the financial condition, results of operations, properties, assets or liabilities (including contingent liabilities) of the Company and the Subsidiaries taken as a whole; provided, that none of the following, and no changes, effects, events, circumstances, occurrences or states of facts arising out of or resulting from the following, shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes or effects in general economic conditions, including, but not limited to, fluctuations in oil and natural gas prices and the changes or effects in conditions in the oil and gas industry generally; (b) changes or prospective changes in Laws or GAAP (or other analogous accounting standards) or the enforcement thereof; (c) changes or effects, including legal, tax or regulatory changes, that generally affect the industry or industry sectors in which the Business operates; (d) any changes or effects that arise out of or are attributable to the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism; or (e) changes or effects that arise out of or are attributable to the negotiation, execution, public announcement, pendency or performance of this Agreement or the compliance with the provisions thereof, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees. A Material Adverse Effect shall also include any state of facts, change, event or occurrence that shall have occurred or been threatened that is reasonably likely to prevent or materially delay the performance by the Shareholder of its obligations hereunder or the consummation of the transactions contemplated hereby.

“Net Working Capital” means the current assets of the Company and its Subsidiaries on a consolidated basis (inclusive of cash and cash equivalents other than the Permitted Sweep Amount) as of the Net Working Capital Date, at 11:59 p.m. Central Standard Time, less the current liabilities of the Company and its Subsidiaries (including accrued bonuses) on a consolidated basis (excluding, if any, (i) income tax payable, (ii) deferred income taxes and (iii) accounts payable to Affiliates), each as of the Net Working Capital Date. The value of the inventory shall be determined in accordance with the guidelines set forth on Exhibit 1.1(c). For purposes of determining Net Working Capital (i) the full amount of the Chickasaw Receivables shall be included as Receivables and (ii) any amounts payable under that certain Industry Track Agreement dated August 6, 2013 between Union Pacific Railroad Company and Sooner Pipe L.L.C. shall not be included as a current liability.

“Net Working Capital Date” means August 31, 2013.

“Ordinary Course” means the ordinary course of business of the Company and its Subsidiaries materially consistent with past practice.

“Owned Real Property” means the parcels of real property of which the Company or a Subsidiary is fee title owner (together with all fixtures and improvements thereon).

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent, and (d) in the case of Company Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, easements and other minor irregularities in title, none of which, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or any Subsidiary, (ii) have more than an immaterial effect on the value thereof or its use or (iii) would impair the ability of such parcel to be sold, leased or subleased for its present use. For the avoidance of doubt, except for Liens described in clause (a) and (b), Liens securing obligations for the payment of money shall not constitute Permitted Liens hereunder.

“Permitted Sweep Amount” means One Hundred Thirty-Nine Thousand Seven Hundred One Dollars and Eighty-Five Cents ($139,701.85), which amount was received on or before August 31, 2013 by the Company in respect of an account receivable from a customer previously identified by the Shareholder to the Purchaser and which amount was swept from a Company account to the Shareholder on September 3, 2013.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Purchase Price” means the Closing Payment as adjusted as contemplated pursuant to .

“Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser in connection with the transactions contemplated hereby.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates, each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Receivables” means the Company and its Subsidiaries’ accounts receivable as of August 31, 2013.

“Registered Intellectual Property” means all United States of America and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, and trade dress; intent-to-use applications, or other registrations or applications related to trademarks and service marks and trade dress; (c) registered copyrights and applications for copyright registration; (d) domain name registrations; (e) registered mask works and applications for mask work registration; and (f) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the Environment.

“Representatives” shall mean, with respect to a Person, such Person’s Affiliates and their respective parents, directors, managers, officers, employees, attorneys, accountants, representatives, financial advisors, lenders, consultants, and other agents.

“Schedule” means any schedule attached to this Agreement.

“Shareholder Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Shareholder or any Affiliate of the Shareholder in connection with the transactions contemplated hereby.

“Shareholder Indemnified Parties” means the Shareholder and its Affiliates, each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Software” means all computer software programs, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments and any procedural code.

“Subsidiary” or “Subsidiaries” means any or all Persons of which the Company (or other specified Person) shall own directly or indirectly through another Person, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person. For the avoidance of doubt, Chickasaw Distributors, Inc., a Texas corporation, is not a Subsidiary.

“Supplier” means each of the Company’s top 10 suppliers by Company payments in the 2012 calendar year and each of the Company’s top 10 suppliers by Company payments during the 7-month period ended on July 31, 2013.

“Target Working Capital” means an amount equal to Four Hundred Twenty Five Million Dollars ($425,000,000).

“Tax Return” means any information report or filing, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns, amended returns, information statements and reports of every kind with respect to Taxes and any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all federal, state, local, and foreign taxes, assessments, and other governmental charges, duties, fees, impositions, levies, and liabilities and other governmental charges (including interest, penalties or additions associated therewith), including, without limitation, income, gains, recapture, insurance, environmental, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, unclaimed property escheat, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, environmental, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added, ad valorem and all other taxes of any kind imposed by any Governmental Entity. For purposes of this Agreement, "Taxes" also includes any obligations under any agreements or arrangements with any person with respect to the liability for, or sharing of, Taxes (including, without limitation, pursuant to Treas. Reg. § 1.1502-6 or comparable provisions of state, local or foreign Tax law) and including, without limitation, any liability for Taxes as a transferee or successor, by contract or otherwise. The term “Tax” means any one of the foregoing Taxes.

“Taxing Authority” means any Governmental Entity, board, bureau, body, person, department or authority of any United States federal, state or local jurisdiction or any non-United States jurisdiction, having jurisdiction with respect to any Tax.

“Territory” shall mean the United States.

“Transaction Expenses” means the legal, accounting, financial advisory and other third party advisory or consulting fees and expenses incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and not paid prior to the Closing Date. Transaction Expenses shall not include amounts included as Change of Control Payments.

“Transition Services Agreement” means the transition services agreement attached to this Agreement as Exhibit 1.1(d).

“Treasury Regulations” means the Income Tax Regulations, promulgated under the Code.

“WARN” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder together with similar state and local Laws.

“Working Capital Deficit” means the amount, if any, by which the Target Working Capital is greater than the Net Working Capital, as reflected on the Final Working Capital Schedule.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term Section

Acquisition Recitals

Affiliate Loans

Agreement Preamble

Arbitrator

Business Recitals

Closing Date Statement

Closing Payment

Company Preamble

Company Contracts 4.14

Deductible

Indemnifying Party

Insurance Contracts

Legal Proceeding 4.12

Oracle Contract

Parties Preamble

Party Preamble

Post-Closing Employment Agreements Recitals

Preliminary Working Capital Schedule

Purchaser Preamble

Purchaser Cap

Purchaser Losses

Restricted Business

Shareholder Preamble

Shareholder Losses

Shares Recitals

Sooner Nigeria

Sooner Venezuela

Surviving Obligations

Warranty

Section 1.3 Construction. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural; (b) references to any gender include the other genders; (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the terms “day” and “days” mean and refer to calendar day(s); (f) the terms “year” and “years” mean and refer to calendar year(s) and (g) all references in this Agreement to “dollars” or “$” shall mean United States Dollars. Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.4 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

Article II
PURCHASE AND SALE

Section 2.1 Agreement to Purchase and Sell. On the terms contained in this Agreement, the Shareholder is hereby selling, transferring and delivering to the Purchaser, and the Purchaser is hereby purchasing and acquiring from the Shareholder, all of the Shares, free and clear of all Liens.

Section 2.2 Further Assurances. Each Party shall on the Closing Date and from time to time thereafter, at any other Party’s reasonable request and without further consideration, execute and deliver to such other Party such instruments of transfer, conveyance, and assignment as shall be reasonably requested to transfer, convey, and assign the Shares to the Purchaser and otherwise to effect the transactions contemplated by this Agreement.

Article III
PURCHASE PRICE; ADJUSTMENTS

Section 3.1 Purchase Price. The aggregate cash amount to be paid for the Shares by the Purchaser at Closing (the “Closing Payment”) shall be an amount equal to (a) Six Hundred Million Dollars ($600,000,000), minus (b) the aggregate amount of the Indebtedness, if any, minus (c) the aggregate amount of all Change of Control Payments, if any, minus (d) the aggregate amount of all Transaction Expenses, if any.

Section 3.2 Closing Date Statement. Not less than five (5) Business Days prior to the Closing Date, the Shareholder shall deliver to the Purchaser a statement (the “Closing Date Statement”), signed by the Chief Financial Officer of the Shareholder, which sets forth (i) by lender, the aggregate amount of the Indebtedness, and (ii) by payee, the Change of Control Payments and the Transaction Expenses. Attached to the Closing Date Statement will be copies of payoff letters from each lender to the Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Indebtedness shall be repaid in full and that all Liens affecting any real or personal property of the Company or any Subsidiary will be released and documents which confirm that upon payment of the respective amounts specified in such Closing Date Statement, each Person that is to be paid in accordance with such Closing Date Statement shall have been paid in full for all Change of Control Payments and Transaction Expenses, as applicable.

Section 3.3 Payment of Purchase Price. On the Closing Date, the Purchaser shall pay or cause to be paid to the Shareholder an aggregate amount equal to the Closing Payment. Upon such payment, the Purchaser shall be fully released and discharged of any obligation with respect to the payment of the Closing Payment. All payments required under this or any other provision of this Agreement shall be made in cash by the wire transfer of immediately available funds to such bank account as shall be designated in writing by the recipient, at least three (3) Business Days prior to the applicable payment date.

Section 3.4 Purchase Price Adjustment.

(a) No later than sixty (60) days following the Closing Date, the Purchaser shall prepare and deliver to the Shareholder a statement (the “Preliminary Working Capital Schedule”), which sets forth, in reasonable detail (and including relevant supporting documentation), the Purchaser’s calculation of (i) the Net Working Capital and (ii) the Working Capital Deficit, if any. Purchaser may only make a claim for an adjustment to Net Working Capital in respect of inventory if and to the extent that (1) such inventory is represented to be owned by the Company under , but is not owned by the Company on the Net Working Capital Date, or (2) such inventory was assigned a book value in preparing the Closing Date Statement in excess of the value that should have been assigned based on the principles set out on Exhibit 1.1(c). Upon the request of the Shareholder to the Purchaser, the Purchaser shall promptly make available to the Shareholder all of the work papers of the Purchaser and its Representatives relating to the preparation of the Preliminary Working Capital Schedule.

(b) The Shareholder shall have thirty (30) days following receipt of the Preliminary Working Capital Schedule during which to notify the Purchaser of any dispute of any item contained in the Preliminary Working Capital Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Shareholder does not notify the Purchaser of any such dispute within such thirty (30) day period, the Preliminary Working Capital Schedule shall be deemed to be the Final Working Capital Schedule.

(c) If the Shareholder notifies the Purchaser of any such dispute within such thirty (30) day period, the Purchaser and the Shareholder shall cooperate in good faith to resolve any such dispute as promptly as practicable, and upon such resolutions, the Final Working Capital Schedule shall be prepared in accordance with the agreement of the Purchaser and the Shareholder.

(d) If the Purchaser and the Shareholder are unable to resolve any dispute regarding the Preliminary Working Capital Schedule within thirty (30) days (or such longer period as the Purchaser and the Shareholder shall mutually agree in writing) following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (i) the Houston office of PricewaterhouseCoopers LLP, or (ii) in the event such accounting firm is unable or unwilling to take such assignment, a “Big Four” accounting firm mutually agreed upon by the Purchaser and the Shareholder (such identified accounting firm or, if applicable, the firm so selected, the “Arbitrator”). Such resolution shall be final and binding on the Parties. The Purchaser and the Shareholder shall instruct the Arbitrator to make a final determination of Net Working Capital and the Working Capital Deficit, if any, based solely on the items that are in dispute and that, in resolving such items in dispute and in determining Net Working Capital and the Working Capital Deficit, if any, the Arbitrator shall not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by the Purchaser, on the one hand, or the Shareholder, on the other hand, or (B) less than the smallest value for such item assigned by the Purchaser, on the one hand, or the Shareholder, on the other hand. The Arbitrator shall use commercially reasonable efforts to complete its work within sixty (60) days following its engagement. The fees, costs and expenses of the Arbitrator (1) shall be borne by the Purchaser in the proportion that the aggregate dollar amount of all such disputed items so submitted that are unsuccessfully disputed by the Purchaser (as finally determined by the Arbitrator) bears to the aggregate dollar amount of such items so submitted and (2) shall be borne by the Shareholder in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Purchaser (as finally determined by the Arbitrator) bears to the aggregate dollar amount of all such items so submitted. If any disputes are submitted to the Arbitrator pursuant to this , the Final Working Capital Schedule shall be prepared in accordance with the decision of the Arbitrator and, to the extent applicable, the agreement of the Purchaser and the Shareholder.

(e) Within five (5) Business Days following the determination of the Final Working Capital Schedule pursuant to this , to the extent that there is a Working Capital Deficit on the Final Working Capital Schedule, the Shareholder shall be obligated to pay to the Purchaser in cash an aggregate amount equal to the Working Capital Deficit by wire transfer of immediately available funds to an account designated by the Purchaser.

Section 3.5 Shareholder Release. In consideration for the agreement and covenants of the Purchaser set forth in this Agreement, the Shareholder, on behalf of itself and each of its Affiliates, hereby knowingly, voluntarily and unconditionally releases and forever discharges from and for, and covenants not to sue the Purchaser, the Company or any Subsidiary, or their respective predecessors, successors, parents, subsidiaries or other Affiliates, or any of their respective current and former officers, directors, employees, agents, or other Representatives for or with respect to, any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that the Shareholder or any such Affiliate has or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of Law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover: (a) any claims against the Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) unrelated in any way to the Company or any Subsidiary; (b) any claims against the Purchaser arising under this Agreement, any Shareholder Ancillary Document or any Purchaser Ancillary Document; or (c) any claims against the Purchaser or any of its Affiliates resulting from the gross negligence or willful misconduct of the Purchaser or one of its Affiliates.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND ITS SUBSIDIARIES

The Shareholder hereby represents and warrants to the Purchaser as follows as of the Closing Date:

Section 4.1 Organization. The Company and each Subsidiary is a corporation or limited liability company, as applicable, duly formed and validly existing under the laws of the jurisdiction of incorporation or organization, as applicable, set forth on Schedule and each has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each Subsidiary is duly qualified or registered as a foreign corporation or limited liability company, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where such failure to be so qualified or to be so registered would not result in a material liability to the Company. The Shareholder has heretofore made available to the Purchaser correct and complete copies of the charter documents of the Company and each Subsidiary as currently in effect and the corporate or limited liability company, as applicable, record books with respect to actions taken by its shareholders, board of directors or members and managers, as applicable. Schedule contains a correct and complete list of the jurisdictions in which the Company and each Subsidiary is qualified or registered to do business as a foreign corporation or limited liability company, as applicable.

Section 4.2 Authorization. The Company has the right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The consummation of the transactions contemplated hereby have been duly authorized by all required corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

Section 4.3 Capital Stock.Schedule accurately and completely sets forth the capital structure of the Company and each Subsidiary including the number of shares of capital stock, units or other equity interests which are authorized and which are issued and outstanding. All of the issued and outstanding shares of capital stock, units or other equity interests of the Company and each Subsidiary (a) are duly authorized, validly issued, fully paid and nonassessable, (b) are held of record by the Persons and in the amounts set forth on Schedule , and (c) were not issued or acquired by the holders thereof in violation of any Law, agreement or the preemptive rights of any Person. Except as set forth on Schedule , no shares of capital stock, units or other equity interests of the Company or any Subsidiary are reserved for issuance or are held as treasury shares, and (i) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock of the Company or any Subsidiary; (ii) there are no outstanding contracts or other agreements of the Company, any Subsidiary, the Shareholder or any other Person to purchase, redeem or otherwise acquire any outstanding shares of capital stock, units or other equity interests of the Company or any Subsidiary, or securities or obligations of any kind convertible into any shares of the capital stock, units or other equity interests of the Company or any Subsidiary; (iii) there are no dividends which have accrued or been declared but are unpaid on the capital stock, units or other equity interests of the Company or any Subsidiary; (iv) there are no outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to the Company or any Subsidiary; and (v) there are no voting agreements or other agreements relating to the management of the Company or any Subsidiary. Other than the Shareholder, no other Person is the record holder of any capital stock, units or other equity interests in the Company. Other than the Company or a Subsidiary, no other Person is the record holder of any capital stock, units or other equity interests in a Subsidiary. No prior offer, issue, redemption, call, purchase, sale, transfer, negotiation or other transaction of any nature or kind with respect to any capital stock (including options, warrants or debt convertible into shares, options or warrants) of the Company, any Subsidiary or any entity that has been merged into the Company or any such Subsidiary has given rise to any claim or action by any Person that is enforceable against the Company, any Subsidiary, the Shareholder, or the Purchaser, and no fact or circumstance exists that could give rise to any such right, claim or action.

Section 4.4 Subsidiaries. Except as set forth on Schedule , neither the Company nor any Subsidiary has subsequent to the Acquisition Date owned, nor does it currently own, directly or indirectly, any capital stock or other equities, securities or interests in any other corporation or in any limited liability company, partnership, joint venture or other entity. The Company has legal and beneficial title to Five Hundred Sixty Three (563) shares of capital stock of Chickasaw Distributors, Inc.

Section 4.5 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Shareholder Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Company or any Subsidiary, (b) except as indicated on Schedule , any Company Contract or any other contract, agreement, permit, franchise, license or other instrument applicable to the Company or any Subsidiaries, (c) any judgment, decree or order of any court or Governmental Entity or agency to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties are bound, or (d) any Law or arbitration award applicable to the Company or any Subsidiary. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or any Subsidiary in connection with the execution, delivery or performance of this Agreement or the Shareholder Ancillary Documents, or the consummation of the transactions contemplated hereby or thereby.

Section 4.6 Real Property.

(a) Schedule sets forth a correct and complete legal description of the Owned Real Property.

(b) The Company or one of its Subsidiaries, as listed on Schedule , has good and marketable title to the Owned Real Property free and clear of all Liens other than Permitted Liens. The Company or one of its Subsidiaries, as applicable, is the beneficiary under an Owner’s title insurance policy covering each of the properties constituting the Owned Real Property, true, correct and complete copies of which title insurance policies have been made available to Purchaser. The Company has not entered into any lease, license or other agreement permitting any third party to use or occupy any of the Owned Real Property except as set forth on Schedule .

(c) Schedule sets forth a correct and complete list of all leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) of the Leased Real Property (collectively, the “Real Property Leases”) and the date and names of all parties to each such lease of Leased Real Property. Except as shown on Schedule , none of the Real Property Leases has been assigned or sublet or amended, modified or supplemented in any way.

(d) The Company or one of its Subsidiaries, as listed on Schedule , is the sole owner of a valid leasehold interest in the Leased Real Property free and clear of all Liens other than Permitted Liens. The Leases are in full force and effect. Neither the Company nor any Subsidiary has pledged or otherwise encumbered any interest in the Real Property Leases, nor has the Company nor any Subsidiary assigned, sublet or otherwise transferred any rights, title or interests in any of the Leased Real Property to any third party.

(e) Except as set forth on Schedule and Schedule , no portion of the Company Real Property, or any building or improvement located thereon, contains a violation of any Law which (1) would prevent or materially impair the ability to conduct the Business or (2) would require the Company to incur a substantial cost to remedy, in each case including those Laws relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control. Except for the Permitted Liens, no Company Real Property is subject to (i) any decree or order of any Governmental Entity (or, to the Knowledge of the Company, threatened or proposed order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever.

(f) The material improvements and fixtures on the Company Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used. The Company has no Knowledge of any material defect or material problem with any such building or improvement. Permanent certificates of occupancy, all licenses, permits, authorizations and approvals required by all Governmental Entity having jurisdiction, and the requisite certificates of the local board of fire underwriters (or other body exercising similar functions), have been issued for, and are in full force and effect with respect to, the Company Real Property. No material improvements constituting a part of the Company Real Property encroach on real property owned or leased by a Person other than the Company or its Subsidiaries. There is no condemnation, expropriation or similar proceeding pending or, to the Knowledge of the Company, threatened against any of the Company Real Property or any improvement thereon. The Company Real Property constitutes all of the real property utilized by the Company and its Subsidiaries in the operation of the Business.

(g) To the Knowledge of the Company, the Company has not owned, leased or operated any pipe yard on any real property other than the Company Real Property for the five (5) years preceding the date hereof.

Section 4.7 Title to Assets; Related Matters.

(a) Except as set forth on Schedule (a), the Company and its Subsidiaries have good and marketable title to all of their respective property and assets, free and clear of all Liens except Permitted Liens.

(b) All material equipment and other items of tangible personal property and assets of the Company and its Subsidiaries (i) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (ii) were acquired and are usable in the Ordinary Course and (iii) conform to all applicable Laws applicable thereto. The Company has no Knowledge of any material defect or problem with any of such equipment, tangible personal property or assets, other than ordinary wear and tear. No Person other than the Company or its Subsidiaries owns any equipment or other tangible personal property or assets situated on the premises of the Company or any Subsidiary, except for the leased items that are subject to personal property leases. Except as set forth on Schedule (b), since July 31, 2013, neither the Company nor any Subsidiary has sold, transferred or disposed of any assets, other than sales of inventory in the Ordinary Course. Schedule (b) sets forth a true, correct and complete list and general description of each item of tangible personal property of the Company and each Subsidiary (including leased personal property) having a book value of more than One Hundred Thousand Dollars ($100,000).

(c) Except as set forth on Schedule , neither the Shareholder nor any of its Affiliates (other than the Company and its Subsidiaries) owns or holds any assets or property (tangible or intangible) that are currently being used in connection with the Business.

Section 4.8 Inventory and Products.

(a) The Company’s and its Subsidiaries’ inventory (i) is sufficient for the operation of the Company’s and its Subsidiaries’ business in the Ordinary Course, (ii) consists of items that are good and merchantable within normal trade tolerances, (iii) is of a quality and quantity presently usable or saleable in the Ordinary Course (considering and after giving effect to applicable reserves), and (iv) is subject to reserves determined in accordance with GAAP consistently applied, specifically including reserves for obsolescence. To the Knowledge of the Company, except in the Ordinary Course, no previously sold inventory is subject to returns. Schedule sets forth as of August 31, 2013 (i) a correct and complete list of the Company’s and its Subsidiaries’ existing inventory, (ii) the location at which any portion of the Company’s or its Subsidiaries’ inventory is located, and (iii) the value of the Company’s and its Subsidiaries’ inventory.

(b) The products sold by the Company, which have not been manufactured by the Company or its Subsidiaries, are, and for the past twelve (12) months have been, warranted only to the extent of the express warranty of the manufacturer thereof and to the extent such is enforceable by the Company.

(c) Except as set forth on Schedule (c), to the Knowledge of the Company, each product manufactured by the Company in the past twelve (12) months has been in conformity, in all material respects, with all product specifications and all express warranties and all applicable Laws and is, and at all relevant times has been, fit for purposes for which it is specified in the applicable purchase documents to be used and conforms in all material respects to any promises or affirmations of fact made with respect to such products. To the Knowledge of the Company, neither the Company nor any Subsidiary has any liability for replacement of any such product or other damages in connection therewith or any other customer or product obligations except in the Ordinary Course. Except as set forth on Schedule , since July 31, 2013, there has not been, nor is there currently under consideration by the Company or any Subsidiary or (to the Knowledge of the Company) any Governmental Authority, any recall, post-sale warning or similar action in respect of any of the Company’s or any Subsidiary’s products.

(d) To the Knowledge of the Company, neither the Company nor any Subsidiary has any material liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product sold by the Company. To the Knowledge of the Company, neither the Company nor any Subsidiary has committed any act or failed to commit any act which would result in, and there has been no occurrence which would give rise to or form the basis of, any product liability or liability for breach of warranty (whether covered by insurance or not) on the part of the Company with respect to any product sold by the Company.

(e) The Company does not have any obligations under product or service warranties issued by the Company in respect of products sold or services provided by the Company more than twelve (12) months prior to the Closing Date.

Section 4.9 Financial Statements. The Financial Statements are attached as Schedule hereto. Except for a lack of related notes and schedules and except as expressly noted on Schedule , the Financial Statements have been prepared in accordance with GAAP from the books and records of the Company and its Subsidiaries, and such books and records have been maintained on a basis consistent with GAAP. Each balance sheet included in the Financial Statements fairly presents the financial position of the Company and its Subsidiaries, as applicable, as of the date of such balance sheet, and each statement of income and cash flows included in the Financial Statements fairly presents the results of operations and changes in cash flows of the Company and its Subsidiaries for the periods set forth therein, in each case, except for a lack of related notes and schedules, in accordance with GAAP (except as expressly noted therein or as disclosed on Schedule ). Since December 31, 2012, there has been no significant change in any accounting (or tax accounting) policy, practice or procedure of the Company or any Subsidiary. The Company and its Subsidiaries maintain accurate books and records reflecting each of their assets and liabilities and maintain proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP. Neither the Company, any Subsidiary nor any of their respective officers or directors, nor, to the Knowledge of the Company, anyone acting on behalf of any of them, has made or received any payment not correctly categorized and fully disclosed in the Company’s or Subsidiaries’ books and records in connection with or in any way relating to or affecting the Company or any Subsidiary.

Section 4.10 No Undisclosed Liabilities. Except as disclosed on Schedule , neither the Company nor any Subsidiary has any material liability (whether absolute, accrued, contingent or otherwise) that is not adequately reflected or provided for in the Balance Sheet, except (i) liabilities that have been incurred since the date of the Balance Sheet in the Ordinary Course and (ii) obligations under the Company Contracts, the Employment Agreements or the Company Benefit Plans.

Section 4.11 Absence of Certain Changes.

(a) Since July 31, 2013, and except as set forth on Schedule , (i) there has not been any Material Adverse Effect, (ii) there has not been any damage, destruction, loss or casualty to property or assets of the Company or any Subsidiary with a value in excess of $250,000, whether or not covered by insurance, or (iii) the Company and each Subsidiary has:

(i) conducted its businesses in the Ordinary Course and not engaged in any new line of business or entered into any agreement, transaction or activity or make any commitment with respect to the Company or any Subsidiary, except those in the Ordinary Course and not otherwise described in this ; and

(ii) continued to maintain its books and records in accordance with GAAP consistently applied and on a basis consistent with the Company’s past practice.

(b) Since the Net Working Capital Date, the Company has not (i) incurred any expenses in excess of Twenty Five Thousand Dollars ($25,000.00) individually or One Hundred Thousand Dollars ($100,000.00) in the aggregate, or (ii) swept or otherwise paid or transferred any cash out of the Company or any of its Subsidiaries to the Shareholder or any of its Affiliates (other than the Company and its Subsidiaries), other than the Permitted Sweep Amount. Since the Net Working Capital Date, all collections on accounts receivable of the Company and its Subsidiaries and other payments to or for the benefit of the Company and its Subsidiaries have been deposited in bank accounts of the Company and its Subsidiaries that will continue to be controlled by the Company and its Subsidiaries after the Closing.

Section 4.12 Legal Proceedings. Except as set forth on Schedule 4.12, there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Knowledge of the Company, threatened against, relating to or involving the Company, any Subsidiary or its respective real or personal property before any Governmental Entity or arbitrator (a “Legal Proceeding”). None of the Legal Proceedings set forth on Schedule , if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect or result in criminal liability in respect of the Company or the Business. Neither the Company nor any Subsidiary is subject to any judgment, decree, injunction, rule or order of any court or arbitration panel.

Section 4.13 Compliance with Law.

(a) Except as set forth on Schedule : (i) the Company and each Subsidiary is (and has been at all times during the past three (3) years) in compliance with all applicable Laws (including applicable Laws relating to zoning, environmental matters and the safety and health of employees); (ii) neither the Company nor any Subsidiary has been charged with, nor received any written notice that it is under investigation with respect to, and, neither the Company nor any Subsidiary is otherwise now under investigation with respect to, any violation of any applicable Law or other requirement of a Governmental Entity; (iii) neither the Company nor any Subsidiary is a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity or arbitrator; (iv) the Company and each Subsidiary has filed all reports and has all Licenses required to be filed with any Governmental Entity on or prior to the date hereof; and (v) neither the Company nor any Subsidiary has failed to comply with any Law or Governmental Authorization to the extent that such failure could reasonably be expected to result in or give rise to: (a) any criminal liability in respect of the Company or any Subsidiary or the Business, or (b) any restrictions, penalties, limitations or other Liens being imposed on the Company or any Subsidiary or their assets. Neither the Company nor any Subsidiary is currently under any contract or agreement with any Governmental Entity. Neither the Company nor any Subsidiary is debarred or suspended from doing business with any Governmental Entity.

(b) The Company, each Subsidiary and their agents are (and have been at all times during the past three (3) years) in compliance with all applicable U.S. and foreign Laws and regulations related to (1) participation in unsanctioned foreign boycotts and (2) the import and export of goods, equipment, materials, Software, technology, and services, including, but not limited to, the following:

(i) all applicable licensing, recordkeeping, and reporting requirements of the Export Administration Act, 50 U.S.C. app. §§ 2401-2420, the Ribicoff Amendment to the Tax Reform Act of 1976 (codified at 26 U.S.C. § 999), and the Export Administration Regulations, 15 C.F.R. Part 730 et seq.;

(ii) all applicable economic sanctions and embargo Laws enacted pursuant to statute, executive order, regulations, rulings, and licenses, including, but not limited to, the Trading With The Enemy Act, 50 U.S.C. App. §§ 1-44, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Iran-Iraq Arms Non-Proliferation Act of 1992, Pub. L. 102-484, §§1601-08 (as amended), the Antiterrorism and Effective Death Penalty Act of 1996, Pub.L. 104-132, 110 Stat. 1214-1319, and regulations enforced by the Office of Foreign Assets Control, including the Foreign Assets Control Regulations, 31 C.F.R. part 500, the Iranian Transaction Regulations, 31 C.F.R. Part 560, the Global Terrorism Sanctions Regulations, 31 C.F.R. Part 594, the Terrorism Sanctions Regulations, 31 C.F.R Part 595, the Terrorism List Governments Sanctions Regulations, 31 C.F.R. Part 596, and the Foreign Terrorist Organizations Sanctions Regulations, 31 C.F.R. Part 597; and

(iii) all applicable certification, permitting, valuation, classification, reporting and recordkeeping requirements concerning the importation of products.

(c) Neither the Company, any Subsidiary, nor any of their respective employees, consultants, officers, directors, members or agents when employed or serving as such (whether or not continuing in such position as of the date of this representation) has, in connection with the operation of the business of the Company or the Subsidiaries, taken or committed to take any action that would violate any applicable money laundering or anti-terrorism law or regulations, or has otherwise taken or committed to take any action that would constitute a violation of the Anti-Bribery Laws.

Section 4.14 Company Contracts. Schedule sets forth a correct and complete list of the following contracts to which the Company or any Subsidiary is a party, by which the Company, any Subsidiary or any property of any thereof is subject, or by which the Company or any Subsidiary is otherwise bound, whether oral or written (together with the Real Property Leases, the “Company Contracts”) (other than the Employment Agreements set forth on Schedule , the Company Benefit Plans set forth on Schedule 4.17, and the Insurance Contracts set forth on Schedule ):

(a) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company or any Subsidiary;

(b) all Real Property Leases or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible);

(c) all contracts and agreements that (i) limit or restrict the Company, its Subsidiaries or any of their respective officers, directors, employees, shareholders or other equity holders, agents or other Representatives (in their capacity as such) from engaging in any business or other activity in any jurisdiction; (ii) create or purport to create any exclusive or preferential relationship or arrangement; (iii) otherwise restrict or limit the ability of the Company or its Subsidiaries to operate or expand the Business; or (iv) impose, or purport to impose, any obligations or restrictions on Affiliates of the Company;

(d) all confidentiality agreements;

(e) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any Subsidiary of an amount in excess of $100,000;

(f) all contracts and agreements that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof, or the Closing, or in connection with the transactions contemplated hereby;

(g) all contracts and agreements granting any Person a Lien on all or any part of any asset;

(h) all contracts and agreements for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(i) all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets;

(j) all contracts and agreements with any agent, distributor or representative that is not terminable without penalty on thirty (30) days’ or less notice;

(k) all contracts and agreements for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(l) all contracts, licenses and agreements to which the Company or any Subsidiary is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the Ordinary Course) or (ii) pursuant to which a third party has licensed or transferred any Company Intellectual Property to the Company or any Subsidiary.

(m) all contracts and agreements (specifically excluding those to which the Shareholder, but not the Company or any Subsidiary, is a party), providing for the indemnification or holding harmless of any officer, director or employee of the Company or a Subsidiary;

(n) all joint venture or partnership contracts and all other contracts providing for the sharing of any profits;

(o) all contracts or agreements entered into involving the sale or purchase of assets or capital stock of any Person, other than in the Ordinary Course, or a merger, consolidation, business combination or similar transaction;

(p) all customer contracts and agreements (excluding work orders and purchase orders individually providing revenue to the Company or any Subsidiary of an amount less than $10,000,000) for the provision of goods or services by the Company or any Subsidiary;

(q) all supply contracts and agreements (excluding work orders and purchase orders individually requiring the Company or any Subsidiary to spend an amount less than $10,000,000) for the provision of goods or services for the Company or any Subsidiary;

(r) all outstanding powers of attorney empowering any Person to act on behalf of the Company or any Subsidiary; and

(s) all existing contracts and agreements (other than those described in subsections (a) through (r) of this (i) involving an annual commitment or annual payment to or from the Company or any Subsidiary of more than $10,000,000 individually or (ii) that is material to the Company and its Subsidiaries.

Correct and complete copies of all Company Contracts have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company or any Subsidiary, as applicable, and, to the Knowledge of the Company, each other party to such Company Contracts. There is no existing default or breach of the Company or any Subsidiary, as applicable, under any Company Contract (or event or condition that, with notice or lapse of time or both could constitute a default or breach) and, to the Knowledge of the Company, there is no such default (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any third party to any Company Contract. Neither the Company nor any Subsidiary is participating in any discussions or negotiations regarding modification of or amendment to any Company Contract or entry in any new material contract applicable to the Company, any Subsidiary or the real or personal property of the Company or any Subsidiary, except in the Ordinary Course. Schedule identifies with an asterisk each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby.

Section 4.15 Tax Returns; Taxes. Except as otherwise disclosed on Schedule (a): (i) all Tax Returns of the Company and each Subsidiary due to have been filed through the date hereof in accordance with any applicable Law have been duly filed and are correct and complete in all material respects; (ii) all Taxes, deposits of Taxes or other payments relating to Taxes due and owing by the Company and each Subsidiary (whether or not shown on any Tax Return), have been paid in full; (iii) there are not now any extensions of time in effect with respect to the dates on which any Tax Returns of either Company or any Subsidiary were or are due to be filed; (iv) all deficiencies asserted as a result of any examination of any Tax Returns of either Company or any Subsidiary have been paid in full, accrued on the books of either Company or a Subsidiary, as applicable, or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined; (v) no claims have been asserted and no proposals or deficiencies for any Taxes of either Company or any Subsidiary are being asserted, proposed or, to the Knowledge of the Company, threatened, and no audit or investigation of any Tax Return of the Company or any Subsidiary is currently underway, pending or, to the Knowledge of the Company, threatened; (vi) no claim has been made subsequent to the Acquisition Date by a Taxing Authority in a jurisdiction in which either Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (vii) each Company and each Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, consultant, independent contractor, creditor, stockholder or other third party; (viii) there are no outstanding waivers or agreements by or on behalf of either Company or any Subsidiary for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by either Company or any Subsidiary or any other matter pending between either Company or any Subsidiary and any Taxing Authority; (ix) there are no Liens for Taxes (other than Liens for Taxes which are not yet due and payable), nor are there any Liens for Taxes which are pending or, to the Knowledge of the Company, threatened; (x) neither Company nor any Subsidiary is a party to any Tax allocation, sharing or indemnification agreement under which either Company or any Subsidiary will have any liability after the Closing; (xi) neither Company nor any Subsidiary has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Shareholder); (xii) neither Company nor any Subsidiary has any liability for the Taxes of any Person under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise; (xiii) neither Company nor any Subsidiary has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code; and (xiv) each Company and each Subsidiary has at all times used proper accounting methods and periods in computing their Tax liability.

(a) Except as set forth on Schedule (b), the Company and each of its Subsidiaries have delivered to the Purchaser correct and complete copies of all federal, state, local and foreign income Tax Returns (together with any agent’s reports) relating to its respective operations and each of its Subsidiaries for Tax periods ended on or after December 31, 2009 through December 31, 2011.

(b) Except as set forth on Schedule (c), each consolidated, combined, or unitary group of which either Company or any Subsidiary is or was a member has filed all income Tax Returns that it was required to file for each Tax period during which either Company or any Subsidiary was a member of the group, and all such Tax Returns were correct and complete in all material respects. All material income Taxes owed by any consolidated, combined, or unitary group of which the Company or any of its Subsidiaries is or was a member (whether or not shown on any Tax Return) have been paid for each Tax period during which either Company or any Subsidiary was a member of the group. There is no dispute or claim concerning any material income Tax liability of any such group for any Tax period during which either Company or any Subsidiary was a member of the group either (i) claimed or raised by any Taxing Authority in writing or (ii) as to which any Shareholder or the Company (or any of their employees responsible for Tax matters) has knowledge, and no such group has waived any statute of limitations in respect of any material income Tax assessment or deficiency for any Tax period during which either Company or any Subsidiary was a member of the group.

(c) The Company and its Subsidiaries have complied (and until the Closing Date will comply) in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including, without limitation, the withholding requirements under Sections 1461 through 1464, and 3401 through 3406, and applicable reporting requirements under Sections 6041 through 6049 of the Code, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

(d) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning on or after the Closing Date as a result of any: (i) change in method of accounting for a Tax period ending prior to Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed on or before the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or before the Closing Date; or (v) election made (or contemplated to be made) under Section 108(i) of the Code.

(f) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b).

Section 4.16 Officers and Employees. Schedule contains a correct and complete list of (a) all of the officers of the Company and each Subsidiary, specifying their position, annual rate of compensation, work location, length of service, and other benefits provided to each of them, respectively and (b) all of the employees (whether full-time, part-time or otherwise) and independent contractors of the Company and each Subsidiary as of the date hereof, specifying their position, status, annual salary, hourly wages, work location, length of service, other benefits provided to each of them, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written Employment Agreement or any other written term sheet or other document describing the terms or conditions of employment of such employee or independent contractor or of the rendering of services by such independent contractor. Except as set forth on Schedule , neither the Company nor any Subsidiary is a party to or bound by any Employment Agreement. The Shareholder has provided to the Purchaser correct and complete copies of each Employment Agreement to which the Company or any Subsidiary is a party, or by which any of them is otherwise bound. Each such Employment Agreement is legal, valid, binding and enforceable in accordance with its respective terms with respect to the Company or any Subsidiary, as applicable. There is no existing default or breach of the Company or any Subsidiary, as applicable, under any Employment Agreement (or event or condition that, with notice or lapse of time or both could constitute a default or breach) and, to the Knowledge of the Company, there is no such default (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any third party to any Employment Agreement. To the Knowledge of the Company, no officer, senior executive, or key employee of the Company or any Subsidiary is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any Person besides the Company and its Subsidiaries that would be material to the performance of such employee’s employment duties or the ability of the Purchaser to conduct the Business after the Closing. Neither the Company, any Subsidiary nor the Shareholder has received a claim from any Governmental Entity to the effect that the Company or any Subsidiary has improperly classified as an independent contractor any Person named on Schedule . Neither the Company, any Subsidiary nor the Shareholder has made any verbal commitments to any officer, employee, former employee, consultant or independent contractor of the Company or any Subsidiary with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise. Except as indicated on Schedule , all officers and employees of the Company and each Subsidiary are active on the date hereof. The Company and each Subsidiary is and has been in compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunity, immigration, wages and hours, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Company and each Subsidiary as consultants or independent contractors are properly treated as independent contractors under all applicable Laws. All employees of the Company and each Subsidiary that are classified as exempt under the federal Fair Labor Standards Act and applicable state and local Laws are properly classified under all applicable Laws.

Section 4.17 Company Benefit Plans. Each Company Benefit Plan is identified on Schedule , and unless otherwise identified on such Schedule 4.17, the Company has provided a correct and complete copy of each Company Benefit Plan’s plan document (to the extent such plan document is required by law to be maintained), to the Purchaser together with the most recent report filed with respect to such plan, if any, with any Governmental Entity. Neither the Company, nor any Subsidiary has any liability with respect to an Employee Benefit Plan that is subject to Title IV of ERISA, or an Employee Benefit Plan that is described in Section 413(c) of the Code or Section 3(40) of ERISA. The terms of each Company Benefit Plan as currently in effect that purports to be qualified under Section 401(a) of the Code and any trust which is a part of any such Company Benefit Plan are subject to a favorable determination letter or opinion letter from the U.S. Internal Revenue Service, and each such plan has been operated and administered in accordance with all Laws (including, ERISA and the Code). The terms of each other Company Benefit Plan satisfy the requirements of Laws (including, ERISA and the Code), and each such plan has been operated and administered in accordance with all Laws (including, ERISA and the Code). All reporting and disclosure obligations under Laws (including, ERISA and the Code) with respect to the Company Benefit Plans have been timely satisfied. Neither the Company nor a Subsidiary has any liability (directly or indirectly, contingent or otherwise) under any Employee Benefit Plan other than a Company Benefit Plan. There have been no prohibited transactions (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan which have not been corrected in full with respect to which any Tax or penalty is due or which are not otherwise exempt under Section 4975(d) of the Code or Section 408 of ERISA. If the benefits under a Company Benefit Plan are funded through a trust, the fair market value of the assets of such trust equal or exceed the liabilities of such plan. If the benefits under a Company Benefit Plan are funded through insurance contracts, such contracts are in full force and effect and all premiums have been paid when due. If benefits under a Company Benefit Plan are funded from the general assets of the Company or any of its Subsidiaries, the liability for funding such benefits is shown on the books and records of the Company or the applicable Subsidiary of the Company in accordance with GAAP and any applicable standards of the Financial Accounting Standards Board. The Shareholder, its Affiliates, the Company and the Subsidiaries have made full and timely payment of all amounts which are required to be paid as contributions to each Company Benefit Plan. Except as disclosed on Schedule 4.17, no Company Benefit Plan provides for benefits described in Section 3(1) of ERISA following a termination of employment except as required under Part 6 of Title I of ERISA, and the Company and the Subsidiaries have complied in all respects with the healthcare continuation coverage requirements of Part 6 of Title I of ERISA. Except as set forth on Schedule , there is no contract, agreement, plan or arrangement with any Person which provides for any payment to any employee by the Company or any of its Subsidiaries, which payment would fail to be deductible by reason of Section 280G of the Code or which would exceed the deduction limits under Section 404 of the Code. Except as set forth on Schedule , neither the Company nor any of its Subsidiaries has any contractual obligation to maintain any Company Benefit Plan for any period of time or to make contributions from its general assets to such plan (other than premium payments for an insurance contract which are set on a year-to-year basis and matching contributions as provided in a Company Benefit Plan which is described in Section 401(k) of the Code), and the Company’s participation in any Company Benefit Plan may be terminated at any time, including a Company Benefit Plan which is described in Section 401(k) of the Code, without any early termination fee or penalty becoming due under the terms of any group annuity or other insurance contract. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code.

Section 4.18 Labor Relations. Except as set forth on Schedule , (a) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting employees; (b) neither the Company nor any of its Subsidiaries is currently engaged in any negotiation with any trade union or employee organization; (c) neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice within the meaning of the National Labor Relations Act, and there is no pending or, to the Knowledge of the Company, threatened complaint regarding any alleged unfair labor practices as so defined; (d) there is no strike, labor dispute, work slow down or stoppage pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (e) there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement which is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (f) neither the Company nor any of its Subsidiaries has experienced any material work stoppage; (g) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any union organization effort; (h) there are no claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries related to the status of any individual as an independent contractor or employee; and (i) the Company and each of its Subsidiaries have complied in all respects with WARN.

Section 4.19 Insurance Policies. Schedule sets forth a list of all policies of insurance maintained (currently maintained or held within the last three (3) years), owned or held by the Company and its Subsidiaries (collectively, the “Insurance Contracts”), including the policy limits or amounts of coverage, deductibles or self-insured retentions, and annual premiums with respect thereto. Such Insurance Contracts are valid and binding in accordance with their terms, are in full force and effect, and except as set forth on Schedule , the Insurance Contracts will continue in effect after the Closing Date. Neither the Company nor any of its Subsidiaries have received written notice that (a) it has breached or defaulted under any of such Insurance Contracts, or (b) that any event has occurred that would permit termination, modification, acceleration or repudiation of such Insurance Contracts. Except as set forth on Schedule , neither the Company nor any Subsidiary is in default (including a failure to pay an insurance premium when due) in any material respect with respect to any Insurance Contract, nor has the Company nor any Subsidiary failed to give any notice of any material claim under such Insurance Contract in due and timely fashion nor has the Company nor any Subsidiary subsequent to the Acquisition Date been denied or turned down for insurance coverage.

Section 4.20 Environmental, Health and Safety Matters. Except as set forth on Schedule :

(a) the Company and each Subsidiary possess all permits and approvals required under, and each is in compliance with, all applicable Environmental Laws, and the Company and each Subsidiary is in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all applicable Environmental Laws or contained in any other applicable Law;

(b) neither the Company nor any Subsidiary has received notice of actual or threatened liability under CERCLA or any similar foreign, state or local Law from any Governmental Entity or any third party and there is no fact or circumstance that could form the basis for the assertion of any claim against the Company or any Subsidiary under any Environmental Law, including CERCLA or any similar local, state or foreign Law with respect to any on-site or off-site location;

(c) neither the Company nor any Subsidiary has entered into or agreed to enter into, and neither the Company nor any Subsidiary has contemplated entering into, any consent decree or order, and neither the Company nor any Subsidiary is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law;

(d) neither the Company nor any Subsidiary has been alleged to be in violation of, and has not been subject to any administrative or judicial proceeding pursuant to, applicable Environmental Laws either now or any time during the past five (5) years; and neither the Company nor any Subsidiary has paid any fine, penalty or assessment within the prior three (3) years with respect to a violation of Environmental Laws;

(e) neither the Company nor any Subsidiary is subject to any claim, obligation, liability, loss, damage or expense of any kind or nature whatsoever, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law and which arises out of any act or omission of the Company or any Subsidiary, or the Company’s or any Subsidiaries’ employees, agents or other Representatives or out of the ownership, use, control or operation by the Company or any Subsidiary of any plant, facility, site, area or property (including any plant, facility, site, area or property currently or which, in the three (3) years prior to Closing, were owned or leased by the Company or any Subsidiary) from which any Hazardous Materials were Released;

(f) the Company has made available to the Purchaser correct and complete copies of all reports, correspondence, memoranda, computer data and the complete files relating to environmental matters of the Company and its Subsidiaries;

(g) neither the Company nor any Subsidiary nor any of its predecessor entities manufactures or has manufactured any product containing asbestos;

(h) no Company Real Property, improvement or equipment of the Company or any Subsidiary contains any asbestos, polychlorinated biphenyls, underground storage tanks, open or closed pits, sumps or other containers; and

(i) neither the Company nor any Subsidiary has imported, manufactured, stored, managed, used, operated, transported, treated or disposed of any Hazardous Material other than in compliance with all Environmental Laws.

Section 4.21 Intellectual Property(a) . Schedule contains a list of all Company Registered Intellectual Property, which identifies all Company Registered Intellectual Property, and identifies that which is owned and that which is licensed by the Company and each Subsidiary.

(b) No Company Intellectual Property or product or service used by the Company or any Subsidiary related to Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or any Subsidiary or (ii) that may affect the validity, use or enforceability of the Company Intellectual Property or any such product or service. Each item of Company Registered Intellectual Property is valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining the Company Registered Intellectual Property.

(c) The Company owns and has good and exclusive title to, or has licenses (sufficient for the conduct of the Company’s and its Subsidiaries’ business as currently conducted and as proposed to be conducted) to, each item of Company Intellectual Property, free and clear of any Lien (excluding licenses and related restrictions); and the Company is the exclusive owner or exclusive licensee of all trademarks and service marks, trade names and domain names used by the Company or any Subsidiary, including the sale of any products or the provision of any services of the Company or any Subsidiary, free and clear of all Liens. Neither the Company nor any Subsidiary has granted any rights or interest in the Company Intellectual Property to a third party.

(d) The Company owns exclusively and has good title to all copyrighted works used by the Company or any Subsidiary that (i) are products of the Company or any Subsidiary or (ii) the Company or any Subsidiary otherwise expressly purports to own, free and clear of all Liens. Schedule lists all works of original authorship used by the Company or any Subsidiary and prepared by or on behalf of the Company or any Subsidiary (including Software programs) by title, version number, author(s) and publication date (if any), regardless of whether the Company or any Subsidiary has obtained or is seeking a copyright registration for such works.

(e) To the extent that the Company Intellectual Property has been developed or created by a third party for the Company or any Subsidiary, the Company or Subsidiary, as applicable, has a written agreement with such third party with respect thereto and the Company or Subsidiary, as applicable, thereby either (i) has ownership of and is the exclusive owner of, or (ii) has an irrevocable license (sufficient for the operations of the Company and each Subsidiary as currently conducted and as proposed to be conducted) to, all of such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(f) The operations of the Company and its Subsidiaries as currently conducted, including the Company’s and any Subsidiaries’ design, development, marketing and sale of the products or services of the Company and any such Subsidiary (including with respect to products currently under development), has not, does not and shall not infringe or misappropriate in any manner the Intellectual Property of any third party or, to the Knowledge of the Company, constitute unfair competition or trade practices under the Laws of any jurisdiction.

(g) The Company has no Knowledge of, and has not received written notice of or any other overt threat from any third party, that the operation of the Company and its Subsidiaries as it is currently conducted and as proposed to be conducted, or any act, product or service of the Company or any Subsidiary, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(h) To the Knowledge of the Company, no Person has or is infringing or misappropriating any Company Intellectual Property.

(i) The Company and its Subsidiaries have taken reasonable steps to protect the rights of the Company and its Subsidiaries in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any Subsidiary, and, without limiting the generality of the foregoing, the Company and its Subsidiaries have enforced a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement in substantially the form provided to the Purchaser, and, except under confidentiality obligations, there has not been any disclosure by the Company or any Subsidiary of any Confidential Information or any such trade secret or confidential information of third parties.

Section 4.22 Software. (a) Schedule (a) sets forth a correct and complete list of: (i) the Company Proprietary Software, (ii) the Company Licensed Software, and (iii) all technical and restricted materials relating to the acquisition, design, development, use or maintenance of computer code program documentation and materials used by the Company or any Subsidiary.

(b) Except as set forth on Schedule (a), the Company has all right, title and interest in and to the Company Proprietary Software, free and clear of all Liens. The Company has developed the Company Proprietary Software through its own efforts, as described in , and for its own account. The use of the Company Software does not breach any term of any license or other contract between the Company or any Subsidiary, on the one hand, and any third party, on the other hand. The Company and its Subsidiaries are in compliance with the terms and conditions of all license agreements in favor of the Company or any Subsidiary relating to the Company Licensed Software.

(c) To the Knowledge of the Company, the Company Proprietary Software does not infringe or misappropriate any Intellectual Property right of any third party. The source code for the Company Proprietary Software has been maintained in confidence.

(d) The Company Proprietary Software was: (i) developed by the Company’s employees working within the scope of their employment at the time of such development; or (ii) developed by agents, consultants, contractors or other Persons who have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company ownership of all of its Intellectual Property rights in the Company Proprietary Software; or (iii) acquired by the Company in connection with acquisitions in which the Company obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to Intellectual Property rights in the Company Proprietary Software. Neither the Company nor any Subsidiary has received notice from any third party claiming any right, title or interest in the Company Proprietary Software.

(e) Neither the Company nor any Subsidiary has granted rights in the Company Software to any third party, except such rights granted to employees in the Ordinary Course.

Section 4.23 Transactions with Affiliates. Except as set forth on Schedule , no officer or director of the Company, any Subsidiary or any Affiliate of either, no Person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, no entity in which any such officer, director or Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent of the stock of which is beneficially owned by all such officers, directors and Persons in the aggregate), no Affiliate of any of the foregoing and no current or former Affiliate of the Company or any Subsidiary has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Company or any Subsidiary or the properties or assets of the Company or any Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Company or any Subsidiary or the properties or assets of the Company or any Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any Subsidiary.

Section 4.24 Customer and Supplier Relations. Schedule contains (a) a correct and complete list of the names of the Customers and Suppliers, and the amount of sales to or purchases from each such Customer or Supplier (i) during the 2012 calendar year and (ii) during the seven (7) month period ended July 31, 2013, and (b) a list of each jurisdiction outside of the United States to which the Company has shipped its products to a Customer in the period beginning on January 1, 2012, and ending on the date of this Agreement. To the Knowledge of the Company, no event has occurred that could materially and adversely affect the Company’s or Subsidiaries’ relations with any Customer or Supplier. Except as set forth on Schedule , no Customer or Supplier has during the last twelve (12) months cancelled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate any of its contracts with the Company or any Subsidiary or to decrease its usage or supply of the Company’s or any Subsidiaries’ services or products of the Business, except in the Ordinary Course. The Company has no Knowledge to the effect that any current Customer or Supplier may terminate or materially alter its business relations with the Company or any Subsidiary, either as a result of the transactions contemplated hereby or otherwise.

Section 4.25 Notes and Accounts Receivable.

(a) Notes. All notes receivable and notes payable (the “Affiliate Loans”) of the Company and its Subsidiaries owing by or to any director, officer, employee or Affiliate of the Company or any Subsidiary or by or to the Shareholder have been paid in full, settled by way of capital contribution in kind, cancelled or otherwise discharged prior to the date hereof or shall have been paid in full, settled by way of capital contribution in kind, cancelled or otherwise discharged prior to the Closing Date. Schedule sets forth a correct and complete list of all Affiliate Loans and the outstanding balance and applicable interest payments under each Affiliate Loan as of the date hereof.

(b) Accounts Receivable. The Shareholder has delivered to the Purchaser a correct and complete schedule of the Receivables showing the amount of each Receivable and an aging of amounts due thereunder, which schedule is correct and complete as of August 31, 2013. Except as set forth on Schedule , to the Knowledge of the Company, the debtors to which the Receivables relate are not in or subject to a bankruptcy or insolvency proceeding and none of the Receivables has been made subject to an assignment for the benefit of creditors. Except for the Chickasaw Receivables and as set forth on Schedule , all such Receivables are current and there are no disputes regarding the collectability of any such Receivables. Except as set forth on Schedule , all receivables reflected on the Final Working Capital Schedule (net of any reserves shown thereon) (i) will be valid, existing and collectible in a manner consistent with the Company’s past practice without resort to legal proceedings or collection agencies; (ii) represent monies due for goods sold and delivered or services rendered in the Ordinary Course; and (iii) will not be subject to any refund or adjustment or any defense, right of set-off, assignment, restriction, security interest or other Lien. Neither the Company nor any Subsidiary has factored any of its receivables. To the Knowledge of the Company, Chickasaw Distributors, Inc. has not informed the Company that it objects to or questions the validity or amount of any of the Chickasaw Receivables.

(c) Accounts Payable. The accounts payable of the Company and its Subsidiaries reflected on the Balance Sheet and that will be reflected on the Final Working Capital Schedule arose or will arise from bona fide transactions in the Ordinary Course.

Section 4.26 Licenses.

(a) Schedule is a correct and complete list of all Licenses held by the Company and each Subsidiary. The Company and its Subsidiaries own or possess all Licenses that are necessary to enable it to carry on its operations as presently conducted. All such Licenses are valid, binding and in full force and effect. The execution, delivery and performance hereof and the consummation of the transactions contemplated hereby shall not adversely affect any such License, or require consent from, or notice to, any Governmental Entity. The Company has taken all necessary action to maintain each License. No loss or expiration of any License is threatened, pending, or reasonably foreseeable (other than expiration upon the end of any term).

(b) To the Knowledge of the Company, each independent contractor listed on Schedule has the requisite License required to provide the services such independent contractor provides the Company and any Subsidiary, as applicable.

Section 4.27 Ethical Practices. Neither the Company, any Subsidiary nor any Representative thereof has offered or given, and the Company has no Knowledge of any Person that has offered or given on its behalf, anything of value to: (i) any official of a Governmental Entity, any political party or official thereof or any candidate for political office; (ii) any customer or member of any Governmental Entity; or (iii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer or member of any Governmental Entity or any candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (y) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or any Subsidiary in obtaining or retaining business for, with, or directing business to, any Person; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or any Subsidiary in obtaining or retaining business for, with, or directing business to, any Person.

Section 4.28 Product and Service Warranties and Guaranties.

(a) Except as set forth on Schedule , neither the Company nor any Subsidiary makes any express warranty or guaranty as to goods sold, or services provided by, the Company or any Subsidiary (a “Warranty”), and there is no pending or, to the Knowledge of the Company, threatened claim alleging any breach of any Warranty. Except as set forth on Schedule (attached to which are copies of all Warranties), neither the Company nor any Subsidiary has exposure to, or liability under, any Warranty (a) beyond that which is typically assumed in the ordinary course of business by Persons engaged in businesses comparable in size and scope of the Company and its Subsidiaries, or (b) that would have a Material Adverse Effect.

(b) Except as set forth on Schedule , adequate reserves for any expense to be incurred by any Company or any of its Subsidiaries as a result of any Warranty granted prior to the Closing will be reflected on the Final Working Capital Schedule.

Section 4.29 Brokers, Finders and Investment Bankers. Except as set forth on Schedule , neither the Company, any Subsidiary, nor the Shareholder, nor any officer, member, director or employee of the Company or any Subsidiary nor any Affiliate of the Company or any Subsidiary, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 4.30 Bank Accounts. Schedule sets forth a correct and complete list and description of any bank account used by the Company and each Subsidiary.

Section 4.31 Shareholder Guarantees. Except as otherwise disclosed on Schedule , the Shareholder has not guaranteed any obligations of the Company or any Subsidiary under any guarantee, letter of credit, bid bond or performance bond.

Section 4.32 Foreign Subsidiaries.

(a) Sooner Pipe Supply Venezuela S.A., a company formed and existing under the laws of Venezuela (“Sooner Venezuela”), is in the process of being dissolved. Neither the Company nor any Subsidiary has any liability related to Sooner Venezuela, other than expenses in the Ordinary Course associated with the dissolution.

(b) Sooner Pipe & Supply Nigeria Ltd, a company formed and existing under the laws of Nigeria (“Sooner Nigeria”) (a) has been dissolved, and (b) does not have any issued securities or other ownership interests beneficially or legally owned by the Company as of the Closing Date. Neither the Company nor any Subsidiary has any liability related to Sooner Nigeria, including the operation, dissolution, or contractual undertakings of Sooner Nigeria.

Section 4.33 No Additional Representations or Warranties. Except for the specific representations and warranties expressly made by the Shareholder in Article IV of this Agreement, (a) Purchaser acknowledges and agrees that (1) neither the Company nor Shareholder is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, its Subsidiaries, or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Company and its Subsidiaries, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any Subsidiary furnished to the Purchaser or its Representatives or made available to the Purchaser and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement, or in respect of any other matter or thing whatsoever, and (2) no Representative of the Shareholder, the Company or any of its Subsidiaries has any authority, express or implied, to make any statements, representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided; (b) Purchaser specifically disclaims that it is relying upon or has relied upon any such other statements, representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and the Shareholder have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; (c) Purchaser specifically disclaims any obligation or duty by the Shareholder, the Company or its Subsidiaries to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article IV of this Agreement; and (d) Purchaser is acquiring the Company subject only to the specific representations and warranties set forth in Article IV of this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES REGARDING THE SHAREHOLDER

The Shareholder represents and warrants to the Purchaser as follows as of the Closing Date:

Section 5.1 Authorization. The Shareholder has full corporate power and authority to execute and deliver this Agreement and the Shareholder Ancillary Documents, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this agreement and the Shareholder Ancillary Documents by the Shareholder, the performance by the Shareholder of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Shareholder. This Agreement has been and, as of the Closing Date, the Shareholder Ancillary Documents shall be, duly executed and delivered by the Shareholder and do or shall, as the case may be, constitute the valid and binding agreements of the Shareholder, enforceable against the Shareholder in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of course in granting equitable remedies.

Section 5.2 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Shareholder Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of, and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under, (a) any term or provision of the charter documents or bylaws of the Shareholder, (b) any contract to which the Shareholder is a party, (c) any judgment, decree or order of any Governmental Entity to which the Shareholder is a party or by which the Shareholder or any of its properties is bound, or (d) any statute, law, rule or regulation applicable to the Shareholder unless, in each case, such violation, conflict, breach, default, loss of benefit or accelerated obligation would not, either individually or in the aggregate, have a material adverse impact on the ability of the Shareholder to consummate the transactions contemplated hereby, or by the Shareholder Ancillary Documents.

Section 5.3 Ownership of Equity.

(a) The Shareholder has good and valid title to and beneficial ownership of the number of shares of capital stock of the Company set forth next to the Shareholder’s name on Schedule , and such shares are (i) validly issued, fully paid, and nonassessable, and (ii) free and clear of all Liens.

(b) Other than the shares listed on Schedule , the Shareholder owns no shares of capital stock of the Company or any Subsidiary or any other equity security of the Company or any Subsidiary, or any option, warrant, right, call, commitment or right of any kind to have any such equity security issued.

Section 5.4 Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending or, to the Knowledge of the Shareholder, threatened against, relating to or involving the Shareholder seeking to enjoin or prevent Shareholder from consummating the transactions contemplated by this Agreement or the Shareholder Ancillary Documents.

Section 5.5 Amounts Owed to Shareholder. Neither the Company nor any Subsidiary owes or is obligated to pay the Shareholder or any of its Affiliates (other than the Company and its Subsidiaries) any amount.

Article VI
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Shareholder as follows as of the Closing Date:

Section 6.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 6.2 Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents shall be, duly executed and delivered by the Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of course in granting equitable remedies.

Section 6.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof and thereof do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser, (b) any contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound, or (d) any statute, law, rule or regulation applicable to the Purchaser unless, in each case, such violation, conflict, breach, default, loss of benefit or accelerated obligation would not, either individually or in the aggregate, have a material adverse impact on the ability of the Purchaser to consummate the transactions contemplated hereby, or by the Purchaser Ancillary Documents.

Section 6.4 Financial Capability.

The Purchaser has access to, and, on the Closing Date will have, sufficient cash to pay the Purchase Price on the terms and conditions contemplated by this Agreement and the fees, expenses and other costs of the Purchaser incurred in connection with the transactions contemplated by this Agreement.

Section 6.5 Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending or, to the knowledge of Tsutomu Kanaya, Yasuhisa Tashiro or Don Carroll, threatened against, relating to or involving the Purchaser seeking to enjoin or prevent the Purchaser from consummating the transactions contemplated by this Agreement or the Purchaser Ancillary Documents.

Section 6.6 Brokers, Finders and Investment Bankers.

Except for Ernst & Young, neither the Purchaser, nor an officer, member, director or employee of the Purchaser nor any Affiliate of the Purchaser, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Article VII
CERTAIN COVENANTS AND AGREEMENTS

Section 7.1 Public Announcements. Notwithstanding anything herein to the contrary, each Party hereby agrees that, except as may be required to comply with the requirements of any applicable Laws or the rules and regulations of each stock exchange upon which the securities of such Party are listed, if any (in which case the Party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement and shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance), no filing, press release or similar public announcement or communication shall be made by it or caused to be made by it concerning the execution or performance of this Agreement unless it shall have consulted the other Party in advance with respect thereto and such other Party consents in writing to such filing, release, announcement or communication. If either Party determines that any of this Agreement, the Shareholder Ancillary Agreements and the Purchaser Ancillary Agreements must be filed pursuant to applicable Law, then prior to making such filing, such Party shall provide the other Party with a redacted version of any document it intends to file, and shall give due consideration to such Party’s comments regarding the redacted version and use commercially reasonable efforts to ensure confidential treatment by the applicable authority of any sections specified by such Party.

Section 7.2 Company Benefit Plans and Employment Agreements. (a) Prior to the Closing Date, the Shareholder shall, and shall cause its Affiliates, the Company and the Subsidiaries to, make all required contributions and pay all premiums required under each Company Benefit Plan, including any employer matching and profit sharing contributions, which are due on or before the Closing Date.

(b) Prior to the Closing Date, the Shareholder shall, and shall cause its Affiliates, the Company and the Subsidiaries to, take all action required (i) to make any amendments to any Company Benefit Plan required to comply with Law for periods on or before the Closing Date, and (ii) to file or furnish all documentation related to the Company Benefit Plans that are required to be filed with or furnished to any participant or Governmental Entity to comply with Laws for periods on or before the Closing Date, and (iii) terminate the Company’s and the Subsidiaries’ participation in any Company Benefit Plan described in Section 401(k) of the Code. Prior to the Closing Date, the Shareholder shall, and shall cause its Affiliates, the Company and the Subsidiaries to, provide the Purchaser all documentation reasonably requested by the Purchaser related to all Company Benefit Plans.

(c) Following the Closing Date, an Employee Benefit Plan of the Shareholder or an Affiliate of the Shareholder shall be responsible for providing continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA to those individuals who are “M&A qualified beneficiaries” as described in Treasury Regulation Section 54.4980B-9, Q&A-4 with respect to the transactions contemplated by this Agreement.

(d) The Purchaser acknowledges that the Shareholder has informed the Purchaser that, except as otherwise specifically provided in Section 7.2(c) above, following the Closing Date, the employees of the Company and the Subsidiaries, and their spouses, dependents and beneficiaries, shall cease to be covered by, or to be eligible for any benefits under, any Employee Benefit Plans sponsored by the Shareholder or any Affiliate of the Shareholder, including any such Employee Benefit Plans that, before the Closing Date, were Company Benefit Plans, and that following the Closing Date, the employees of the Company, and the Subsidiaries, and their spouses, dependents and beneficiaries, shall be covered by, and eligible for benefits under (if they are covered by, or eligible for benefits under any Employee Benefit Plans) Employee Benefit Plans of Purchaser and Affiliates of Purchaser, or by Employee Benefit Plans of Company or a Subsidiary first effective after the Closing Date

Section 7.3 Insurance. If requested by the Purchaser, the Shareholder shall in good faith cooperate with the Purchaser and take all actions reasonably requested by the Purchaser that are necessary or desirable to permit the Purchaser to have available to it following the Closing the benefits (whether direct or indirect) of the insurance policies maintained by or on behalf of the Company or any Subsidiary that are currently in force, other than any insurance policies related to employee benefits. All costs relating to the actions described in this Section 7.3 shall be borne by the Purchaser.

Section 7.4 Tax Matters. (a) Tax Periods Ending on or Before the Closing Date. The Shareholder shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its respective Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Purchaser shall be reimbursed by the Shareholder for Taxes of the Company and its respective Subsidiaries with respect to all Tax periods ending on or before the Closing Date within fifteen (15) days after payment by the Purchaser or the Company or any Subsidiary of such Taxes, except to the extent such Taxes were reflected as a liability on the Final Working Capital Schedule and taken into account as an adjustment to the Purchase Price. For the avoidance of doubt, Shareholder shall include the income of Company and its Subsidiaries (including any deferred items triggered into income by Reg. §1.1502-13 and any excess loss account taken into income under Reg. §1.1502-19) on Shareholder’s consolidated U.S. federal income Tax Returns for all periods through the end of the Closing Date and pay any U.S. federal income Taxes attributable to such income. Company and its Subsidiaries shall furnish Tax information to Shareholder for inclusion in Shareholder’s U.S. federal consolidated income Tax Return for the period that includes the Closing Date in accordance with Company’s past custom and practice. The income of Company and its Subsidiaries shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Company and its Subsidiaries as of the end of the Closing Date. The Shareholder shall provide the Purchaser with copies of any Tax Returns to be filed by the Shareholder pursuant to this at least ten (10) days prior to the due date thereof (giving effect to any extensions thereto), provided that for any unitary Tax Returns only that portion related to the Company shall be provided to the Purchaser. The Purchaser shall have the right to review and comment on such Tax Returns prior to the filing of such Tax Returns.

(b) Tax Periods Beginning Before and Ending After the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and each Subsidiary for Tax periods which begin before the Closing Date and end after the Closing Date. The Purchaser shall be reimbursed by the Shareholder for an amount equal to the portion of such Taxes which relates to the portion of such Tax period ending on and including the Closing Date within fifteen (15) days after filing the applicable Tax Return and providing proof of payment by the Purchaser or the Company or any Subsidiary of such Taxes, except to the extent such Taxes were reflected as a liability on the Balance Sheet. For purposes of this , in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (y) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (z) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. Any credits relating to a Tax period that begins before and ends after the Closing Date shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

(c) Refunds and Other Transaction Tax Deduction Benefits. Any Tax refunds that are received by Purchaser or Company and its Subsidiaries, and any amounts credited against Tax to which Purchaser or Company and its Subsidiaries become entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date in excess of any amounts accrued on the Balance Sheet shall be for the account of Shareholder, and Purchaser shall pay over to Shareholder any such refund or the amount of any such credit within 15 days after receipt thereof.

(d) Preparation of Tax Returns. The Purchaser shall provide the Shareholder with copies of any Tax Returns to be filed by the Purchaser pursuant to at least ten (10) days prior to the due date thereof (giving effect to any extensions thereto). The Shareholder shall have the right to review and comment on such Tax Returns prior to the filing of such Tax Returns.

(e) Consolidated Taxes. Shareholder agrees to indemnify Purchaser from and against any liability of any of Company and its Subsidiaries for Taxes under Reg. Section1.1502-6 (or any similar provision of state, local, or non-U.S. law) relating to any Tax period or portion thereof ending prior to or on the Closing Date.

(f) Audits. Shareholder shall not settle any audit of a Shareholder income Tax Return to the extent that such return could adversely affect Company and its Subsidiaries after the Closing Date without the consent of Purchaser, which consent cannot be unreasonably withheld.

(g) Post-Closing Elections. At Shareholder’s request, Purchaser shall cause any of Company and its Subsidiaries to make and/or join with Shareholder in making any tax elections after Closing if the making of such election does not have a material adverse impact on Purchaser (or any of Company and its Subsidiaries) for any post-acquisition Tax period.

(h) Code §338(h)(10) Election. Shareholder and Purchaser shall join in making an election under Code §338(h)(10) (and any corresponding elections under state, local, or non-U.S. tax law) (collectively, a ““§338(h)(10) Election’’) with respect to the purchase and sale of the stock of Company and any of its Subsidiaries hereunder. The provisions of this section shall apply to a § 338(h)(10) Election.

(i) Purchaser shall be responsible for the preparation and filing of all Section 338 Forms (as defined below) in accordance with applicable Tax laws and the terms of this Agreement. Shareholder agrees to provide Purchaser with such information as Purchaser reasonably requests in order to prepare the Section 338 Forms within 30 days after Purchaser’s request for such information.

(ii) Purchaser shall determine the amount of the “aggregate deemed sales price” (as defined in Treasury Regulations Section 1.338-4) and prepare, and provide to Shareholder within 90 days after the Closing Date, an allocation of such amount among the assets of the Company (the “Allocation”) in a manner consistent with Section 338 of the Code and the Treasury Regulations thereunder. The Allocation shall be binding upon Purchaser, Company and Shareholder unless Shareholder shall, within 30 days of delivery of the Allocation to Shareholder, provide to Purchaser written notice of its objection to the Allocation and the reasons therefor, in which event Shareholder and Purchaser shall endeavor in good faith to agree upon an Allocation. If the Parties cannot resolve such objection, the item in question shall be resolved by the Arbitrator . The fees and expenses of the Arbitrator shall be borne equally by Shareholder and Purchaser. The Parties agree, except as otherwise required by Law, (i) to file all Tax Returns that are affected by a Section 338(h)(10) Election in a manner consistent with the Allocation, as finally agreed upon by Shareholder and Purchaser, and (ii) not to take any position before any Taxing Authority that is inconsistent with such Allocation.

(iii) “Section 338 Forms” means all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local Tax Authority in connection with a Section 338(h)(10) Election. Section 338 Forms shall include, without limitation, any “statement of Section 338 election” and IRS Form 8023 (together with any Schedules or attachments thereto) that are required pursuant to Treasury Regulations Section 1.338-2 or any successor provisions.

(i) Indemnification for Post-Closing Transactions. Purchaser agrees to indemnify Shareholder for any additional Tax owed by Shareholder (including Tax owed by Shareholder due to this indemnification payment) resulting from any transaction engaged in by Company or its Subsidiaries not in the Ordinary Course occurring on the Closing Date after Purchaser’s purchase of Company’s stock.

(j) Post-Closing Transactions Not in Ordinary Course. Purchaser and Shareholder agree to report all transactions not in the Ordinary Course occurring on the Closing Date after Purchaser’s purchase of Company’s stock on Purchaser’s U.S. federal income Tax Return to the extent permitted by Reg. §1.1502-76(b)(1)(ii)(B).

(k) Cooperation on Tax Matters. The Company, each Subsidiary, the Shareholder and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Shareholder agrees (i) to retain all books and records with respect to Tax matters pertinent to the Company and any Subsidiary relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Taxing Authority (if any), and (ii) to give the Purchaser reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Purchaser so requests, the Shareholder shall allow the Purchaser to take possession of such books and records. The Purchaser and the Shareholder agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(l) Tax Sharing Agreements. Any tax sharing agreement with respect to or involving the Company or any Subsidiary shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

(m) Certain Taxes. Purchaser shall bear all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement. Such Taxes shall be paid by the Purchaser when due, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, the Shareholder will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 7.5 Affiliate Loans. The Shareholder shall cause all Affiliate Loans to have been paid in full prior to or at the Closing.

Section 7.6 Non-Competition; Non-Solicitation; Confidentiality.

(a) For a period from the Closing Date until the third (3rd) anniversary of the Closing Date, the Shareholder shall not, and shall cause each of its Affiliates not to, directly or indirectly, own any interest in, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the manufacture, sale, distribution or marketing of any Competing Products in the Territory or the provision of a Competing Service in the Territory (each, a “Restricted Business”); provided, however, that the restrictions contained in this Section 7.6 shall not restrict (i) the acquisition by the Shareholder and its Affiliates, directly or indirectly, of less than five (5%) of the outstanding capital stock of any publicly traded company engaged in a Restricted Business or (ii) the acquisition and operation by the Shareholder and its Affiliates of businesses engaged in a Restricted Business so long as (x) the revenues from such Restricted Business constitute less than ten (10) percent of the total revenues of any business acquired by the Shareholder and its Affiliates (measured for the four calendar quarters prior to the execution of the purchase agreement) and (y) the Shareholder and its Affiliates divest such Restricted Business within twelve (12) months of the closing of the acquisition.

(b) From the Closing until the third (3rd) anniversary of the Closing Date, the Shareholder shall not, and shall cause each of its Affiliates and each of their respective Representatives not to, directly or indirectly, cause, solicit, induce or encourage any Employees to discontinue employment by the Company or its Subsidiaries or hire, employ or otherwise engage any such individual, it being understood that this Section 7.6 shall not restrict the Shareholder or its Affiliates from hiring individuals that respond to notices of general solicitation of employment placed by the Shareholder.

(c) From and after the Closing Date, the Shareholder shall not, and shall cause each of its Affiliates and each of their respective Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than Purchaser and its Representatives, or use or otherwise exploit for their own benefit or for the benefit of anyone other than Purchaser and its Representatives, any Confidential Information (as defined below). The Shareholder, its Affiliates and their respective Representatives shall not have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by Law; provided, however, that in the event disclosure is required by applicable Law, the Shareholder shall, to the extent possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order.

(d) The covenants and undertakings contained in this Section 7.6 relate to matters which are of a special, unique and extraordinary character, and a violation of any of the terms of this will cause irreparable injury to the Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this will be inadequate. Therefore, the Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this are cumulative and in addition to any other rights and remedies which the Purchaser may have hereunder or at law or in equity.

(e) The Parties agree that, if any court of competent jurisdiction in a final, nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy, may be enforced against the applicable Party.

Section 7.7 Consents. With respect to each of the Contracts listed on Schedule 7.7, after the Closing Date, and until such time as such assignment has become effective, the Shareholder shall use its best efforts (which shall include the obligation to pay any consent fees or similar fees charged by the counterparties to such Contracts) to obtain the consent of all required parties thereto to the assignment of such Contract and to deliver such consents to the Purchaser on or prior to October 31, 2013. With respect to the License Agreement between Oracle America, Inc. and Shareholder for financial management software, dated April 30, 2012 (the “Oracle Contract”), after the Closing Date, and until such time as the Oracle Contract has been properly assigned to the Company, the Shareholder shall use its best efforts (which shall include the obligation to pay any consent fees, penalty fees or similar fees charged by Oracle America, Inc. or its Affiliates) to properly assign the Oracle Contract to the Company on or prior to October 4, 2013.

Section 7.8 Guaranty. The Purchaser shall issue a guaranty to United States Steel Corporation, U.S. Steel Tubular Products and/or United States Steel International, Inc. (collectively “USS”) in respect of payments due from the Company to USS if USS requires that it receive such a guaranty from the Purchaser as a condition to terminating the Corporate Guaranty Agreement, dated November 17, 2008, from the Shareholder to USS (the “Guaranty”). Purchaser shall (i) indemnify and hold harmless the Shareholder from and against any liabilities it incurs under and (ii) promptly reimburse the Shareholder for any and all payments it is required to make pursuant to, the Guaranty in respect of any liabilities incurred thereunder from and after the date hereof.

Article VIII
CLOSING

Section 8.1 Closing. The transactions being contemplated by this Agreement is Closing at 9:00 a.m., Houston, Texas time, at the offices of King & Spalding LLP at 1100 Louisiana Street, Suite 4000, Houston, Texas 77002 or at such other place as the Parties may agree on the Closing Date.

Section 8.2 Closing Deliveries of the Purchaser and Shareholder.

At the Closing, the Shareholder and the Purchaser are delivering:

(a) Documentation of the expiration or termination of the waiting period applicable to the consummation of the transaction under the HSR Act.

Section 8.3 Shareholder Closing Deliveries. At the Closing, the Shareholder is delivering, or causing to be delivered, to the Purchaser the following:

(a) stock certificates representing the Shares and accompanying stock powers duly executed by the Shareholder, evidencing the transfer of the Shares to the Purchaser;

(b) evidence of the termination of any powers of attorney on behalf of the Company and any Subsidiary set forth on Schedule ;

(c) signed copies of the written consents of or notices to, as applicable (or waivers with respect thereto) any third parties marked with an asterisk on Schedule 4.14;

(d) evidence that all Indebtedness, Change of Control Payments and Transaction Expenses have been paid in full as of the Closing Date, and that there are no Indebtedness, Change of Control Payments or Transaction Expenses, or Liens in respect thereof, outstanding;

(e) evidence that all Affiliate Loans have been paid in full;

(f) a certificate by the Secretary or any Assistant Secretary of the Company, dated the Closing Date, as to the good standing of the Company and its Subsidiaries, if any, in their respective jurisdiction of incorporation or organization and in each other jurisdiction where the Company and its Subsidiaries are qualified to do business;

(g) the Post-Closing Employment Agreements;

(h) the organizational record books, minute books and corporate seal of the Company and its Subsidiaries;

(i) the Environmental Agreement, dated the Closing Date, duly executed by the Company and the Shareholder;

(j) the Transition Services Agreement, dated the Closing Date, duly executed by the Company and the Shareholder;

(k) a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b)(2);

(l) evidence that all cash-on-hand of the Company has been removed; and

(m) all other documents required to be entered into by the Company, any Subsidiary or the Shareholder pursuant hereto or reasonably requested by the Purchaser to convey the Shares to the Purchaser or to otherwise consummate the transactions contemplated hereby.

Section 8.4 Purchaser Closing Deliveries. On the Closing, the Purchaser is delivering, or causing to be delivered, to the Shareholder the following:

(a) the Closing Payment to be paid at Closing pursuant to , paid and delivered in accordance with such Section;

(b) the Environmental Agreement, dated the Closing Date, duly executed by the Purchaser;

(c) a certificate by the Secretary or any Assistant Secretary of the Purchaser, dated the Closing Date, as to (i) the good standing of the Purchaser in its jurisdiction of incorporation and (ii) the effectiveness of the resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance hereof by the Purchaser passed in connection herewith and the transactions contemplated hereby; and

(d) all other documents required to be entered into by the Purchaser pursuant hereto or reasonably requested by the Shareholder to otherwise consummate the transactions contemplated hereby.

Article IX
INDEMNIFICATION

Section 9.1 Indemnification Obligations of the Shareholder. The Shareholder shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by the Company or the Shareholder in this Agreement or the Shareholder Ancillary Documents);

(b) any breach of any covenant, agreement or undertaking made by the Company or the Shareholder in this Agreement or the Shareholder Ancillary Documents;

(c) subject to the Environmental Agreement of the Parties, which excludes certain claims and obligations from the indemnity obligations of the Shareholder under this Agreement, any provision of any Environmental Law arising out of, or relating to, (i) any act or omission of the Company, any Subsidiary or the Shareholder or their respective employees, agents or other Representatives on or prior to the Closing Date or (ii) the ownership, use, control or operation on or prior to the Closing Date of any real property, plant, facility, site, area or property used by the Company or any Subsidiary (whether currently or previously owned or leased by the Company or any Subsidiary), including arising from any Release of any Hazardous Material or off-site shipment of any Hazardous Material at, to, or from such real property, plant, facility, site, area or property, including with respect to clauses (i) and (ii) above any bodily injury (including illness, disability, and death, and regardless of when any such bodily injury occurred, was incurred, or manifested itself), personal injury, property damage (including trespass, nuisance, wrongful eviction, and deprivation of the use of real property), or other damage of or to any Person, including any employee or former employee of the Company or any Subsidiary or any other Person for whose conduct they are or may be held responsible, in any way arising from or allegedly arising from any conduct relating to Hazardous Material conducted or allegedly conducted with respect to any such real property, plant, facility, site area or property or the operation of the Company or any Subsidiary prior to the Closing Date, or from Hazardous Material that was (a) present on or before the Closing Date at such real property, plant, facility, site area or property (or present on any other property, if such Hazardous Materials emanated from any such real property, plant, facility, site area or property and was present on any such real property, plant, facility, site area or property on or prior to the Closing Date) or (b) Released or allegedly Released by the Company or any Subsidiary or any other Person for whose conduct they are or may be held responsible, at any time on or prior to the Closing Date;

(d) (i) claims made in pending or future suits, actions investigations or other legal, governmental or administrative proceedings or (ii) claims based on violations of Law as in effect on or prior to the Closing, breach of contract, employment practices or health and safety matters, in each case arising out of or relating to events which shall have occurred, or services performed, or the operation of the Company or any Subsidiary, prior to the Closing;

(e) any Company Benefit Plan in respect of or relating to any period ending on or prior to the Closing Date;

(f) without duplication (i) for any Taxes of the Company or any Subsidiary with respect to any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with ) to the portion of such period beginning before and ending on the Closing Date), except to the extent such Taxes were reflected as a current liability on the Balance Sheet, (ii) for all Taxes under Treasury Regulations section 1.1502-6 (or any similar provision of Law), and (iii) for all Taxes borne as a transferee or successor, by contract, or otherwise, which Taxes relate to an event or transaction occurring before the Closing;

(g) the Indebtedness, Change of Control Payments or Transaction Expenses to the extent not paid on or prior to the Closing Date or reflected as a current liability on the Final Working Capital Schedule; or

(h) any violation, breach, default, loss of benefit, acceleration of any obligation under or the creation of the right to terminate, modify or cancel any term of, any of the three Real Property Leases listed on Schedule 4.14 because of the failure or delay of the tenant under any such lease and/or the Shareholder to obtain any required consent to any change of control affecting the Company and/or any such tenant because of the execution, delivery and performance of this Agreement and the Shareholder Ancillary Documents, or any violation, breach or default under any of the Real Property Leases occurring on or prior to the Closing.

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Purchaser Indemnified Parties described in this as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses.” Notwithstanding the foregoing, any Purchase Price adjustment made pursuant to shall not be considered Purchaser Losses. For the avoidance of doubt, if and to the extent that any Purchaser Losses are (i) compensated by an adjustment in the Purchase Price pursuant to or (ii) included in the determination of Net Working Capital pursuant to Section 3.4, the Shareholder shall be released from any such indemnification obligations hereunder for such Purchaser Losses.

Section 9.2 Indemnification Obligations of the Purchaser. The Purchaser shall indemnify and hold harmless the Shareholder Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any Purchaser Ancillary Document; or

(b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Purchaser Ancillary Document.

The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Shareholder Indemnified Parties described in this as to which the Shareholder Indemnified Parties are entitled to indemnification are collectively referred to as “Shareholder Losses.”

Section 9.3 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or the Shareholder Loss (as the case may be), such Indemnified Party shall notify the Purchaser or the Shareholder, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter assuming full responsibility for any Purchaser Losses or Shareholder Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, to the extent such audit, investigation, action or proceeding involves solely monetary damages, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that an Indemnifying Party will not be entitled to assume the defense of any audit, investigation, action or proceeding if (i) such claim could result in criminal liability of, or equitable remedies against, the Indemnified Party; or (ii) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to the such claim are in conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim. In the event, however, that the Indemnifying Party declines or fails to assume, or is not permitted to assume, the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20) day period, or if the Indemnifying Party is not entitled to assume the defense of the audit, investigation, action or proceeding in accordance with the preceding sentence, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel for the Indemnified Party as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any audit, investigation, action or proceeding or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume, or is not permitted to assume, and maintain the defense of such claim pursuant to Section 9.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, managers, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, managers, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this . In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this , and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds in an amount equal to such claim as determined hereunder.

Section 9.4 Claims Period. The Claims Period hereunder shall begin on the date hereof and terminate as follows:

(a) (i) with respect to Purchaser Losses arising under (A) with respect to any breach or inaccuracy of any representation or warranty in (Organization), Section 4.2 (Authorization), (Capital Stock), (Absence of Restrictions and Conflicts), and Section 4.7(c) (Title to Assets), and (Representations Regarding the Shareholder) or (B) , the Claims Period shall continue indefinitely (all Purchaser Loses described in this (i), the “Surviving Obligations”); (ii) with respect to Purchaser Losses arising under with respect to any breach or inaccuracy of any representation or warranty in (Compliance with Laws), (Tax Returns; Taxes), or (Environmental, Health and Safety Matters), or under or 0, 0, 0 or 0, the Claims Period shall terminate on the date that is sixty (60) days following the termination of the applicable statute of limitations or, if there is no applicable statute of limitations, the Claims Period shall terminate on the date that is five (5) years following the Closing Date; and (iii) with respect to all other Purchaser Losses arising hereunder, the Claims Period shall terminate on the date that is twelve (12) months following the Closing Date; and

(b) with respect to Shareholder Losses arising under , the Claims Period shall continue indefinitely.

Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 9.5 Liability Limits. Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim against the Company or the Shareholder for indemnification under this Article IX for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds Five Million Dollars ($5,000,000) (the “Deductible”) and then only to the extent that Purchaser Losses exceed the Deductible; provided, however, the Surviving Obligations and the Shareholder’s obligations pursuant to with respect to any breach or inaccuracy of any representation or warranty in (Absence of Certain Changes) or (Tax Returns; Taxes) or pursuant to , , or shall not be subject to the Deductible. For the avoidance of doubt, payments made by Purchaser pursuant to the Environmental Agreement shall not be considered Purchaser Losses and shall not be counted towards the Deductible. The total aggregate amount of the liability of the Shareholder for Purchaser Losses shall be limited to fifteen (15) percent of the Purchase Price (the “Purchaser Cap”) provided, however, the Surviving Obligations and the Shareholder’s obligations pursuant to with respect to any breach or inaccuracy of any representation or warranty in (Absence of Certain Changes), (Tax Returns; Taxes), (Compliance with Laws), or (Environmental, Health and Safety Matters), or pursuant to , , Section 9.1(e), , or shall not be subject to the Purchaser Cap. For purposes of determining the amount of any such Purchaser Losses (but not for the purpose of determining the existence of any breach, misrepresentation or inaccuracy) with respect to any representation or warranty of the Shareholder, any qualification as to materiality or Material Adverse Effect set forth in any such representation or warranty shall be disregarded.

Section 9.6 Exclusive Remedy. The Parties agree that, excluding (a) any claim for injunctive or other equitable relief, (b) any claim related to fraud by the Shareholder, the Company or the Purchaser in connection with the transactions related to this Agreement, or (c) for matters related to the Post-Closing Employment Agreements, the indemnification provisions of this are intended to provide the sole and exclusive remedy as to all claims either the Shareholder, on the one hand, or the Purchaser, on the other hand, may incur arising under, from, out of or relating to this Agreement or to the purchase and sale of the Company. Neither Party nor any other Person will have any other entitlement, remedy or recourse, whether in contract or tort, by law or equity, it being agreed that all such other entitlements, remedies and recourse are expressly waived and released by the Parties, to the fullest extent permitted by law. Except as otherwise set out in the first sentence in this , the Parties hereby agree that neither Party shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

Section 9.7 Tax Characterization.

Indemnification payments under this shall to the extent allowable under applicable law, be treated by the Parties as an adjustment to the Purchase Price.

Article X
MISCELLANEOUS PROVISIONS

Section 10.1 Notices. All notices, communications and deliveries required or made hereunder must be made in writing signed by or on behalf of the Party making the same and shall be delivered personally or by a national overnight courier service, by registered or certified mail (return receipt requested) (with postage and other fees prepaid), or by electronic mail as follows:

To the Purchaser:	Marubeni-Itochu Tubulars America Inc. 580 Westlake Park Blvd., Suite 1750 Houston, Texas 77079-2638 Attn: Tom Tashiro E-mail: Tom-Tashiro@mitube.com
with a copy to:	King & Spalding LLP 1180 Peachtree Street Atlanta, GA 30309 Attn: Michael J. Egan Todd G. Amdor E-mail: MEgan@kslaw.com and TAmdor@kslaw.com
To the Shareholder:	Oil States International, Inc. 333 Clay Street, Suite 4620 Houston, Texas 77002 Attn: Bradley Dodson E-mail: Bradley.Dodson@oilstates.com
with a copy to:	Strasburger & Price, LLP 2 Houston Center 909 Fannin Street, Suite 2300 Houston, TX 77010-1036 Attn: W. Garney Griggs Email: Garney.Griggs@Strasburger.com

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person, or (b) on the first Business Day following timely delivery to a national overnight courier service, (c) on the fifth Business Day following it being mailed by registered or certified mail, or (d) when actually received, if transmitted by electronic mail.

Section 10.2 Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 10.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to one or more Affiliates of the Purchaser. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 10.4 Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 10.5 Controlling Law; Amendment. This Agreement, and any and all claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement and to the transactions contemplated by this Agreement or the negotiation, execution and enforcement of this Agreement, shall be governed by and construed and enforced in accordance with the internal Laws of the State of Texas without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 10.6 Consent to Jurisdiction; WAIVER OF JURY TRIAL.

(a) Each Party hereby irrevocably consents and agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Texas or the federal courts located in the State of Texas, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. Each Party waives any objection to service of process effected in accordance with or any means allowable under Texas law or procedure. During the period a Legal Dispute is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE SHAREHOLDER ANCILLARY AGREEMENTS OR THE PURCHASER ANCILLARY AGREEMENTS OR ANY OTHER TRANSACTION AGREEMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY AND IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE SHAREHOLDER ANCILLARY AGREEMENTS AND THE PURCHASER ANCILLARY AGREEMENTS AND ANY OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.6.

Section 10.7 Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 10.9 Enforcement of Certain Rights. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof.

Section 10.10 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 10.11 Integration; Entire Agreement. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for that certain Confidentiality Agreement, dated as of November 29, 2012, by and between the Purchaser and the Shareholder, which the Parties agree will terminate as of the Closing) and constitute the entire agreement among the Parties with respect thereto. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the sale and purchase of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, each of the Parties hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties represented by sophisticated financial and legal advisors, derived from an arm’s-length transaction.

Section 10.12 Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

Section 10.13 Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the fees, costs and expenses of the Company and the Shareholder incurred in connection herewith and the transactions contemplated hereby shall be paid by the Company or the Shareholder.

* * * * *

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

Marubeni-Itochu Tubulars America Inc.

By:	/s/ Tsutomu Kanaya
Name: Tsutomu Kanaya
Title: President

COMPANY:

Sooner Inc.

By:	/s/ Christopher E. Cragg
Name: Christopher E. Cragg
Title: Senior Vice President

SHAREHOLDER:

Oil States International, Inc.

By:	/s/
Name: Bradley Dodson
Title: Senior Vice President, Chief Financial Officer and Treasurer